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Exhibit 99.1

(formerly Bauer Performance Sports Ltd.)

Management's Discussion and Analysis of
Financial Condition and Results of Operations
For the three and twelve month periods ended May 31, 2014

Dated August 12, 2014

TABLE OF CONTENTS

INTRODUCTION	1
FOURTH QUARTER FISCAL 2014 HIGHLIGHTS	2
COMPANY OVERVIEW	3
SEGMENT INFORMATION	3
INDUSTRY OVERVIEW	4
RECENT EVENTS	7
FINANCIAL PERFORMANCE	8
SEGMENT RESULTS	17
OUTLOOK	17
LIQUIDITY AND CAPITAL RESOURCES	18
INDEBTEDNESS	19
CAPITAL EXPENDITURES	22
CONTRACTUAL OBLIGATIONS	22
OFF-BALANCE SHEET ARRANGEMENTS	23
RELATED PARTY TRANSACTIONS	23
CONTINGENCIES	23
QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS	23
CRITICAL ACCOUNTING ESTIMATES	24
STANDARDS ADOPTED	25
FUTURE ACCOUNTING STANDARDS	26
NON-IFRS FINANCIAL MEASURES	27
CONTROLS AND PROCEDURES	30
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	31
MARKET AND INDUSTRY DATA	32
RISK FACTORS	32
ADDITIONAL INFORMATION	51
COMMON SHARE TRADING INFORMATION	51
GLOSSARY OF TERMS	52

INTRODUCTION

This management's discussion and analysis ("MD&A") dated August 12, 2014 of Performance Sports Group Ltd. (formerly Bauer Performance Sports Ltd.) (the "Company", "PSG", "we", "us", or "our") is intended to assist the readers in understanding the Company, its business environment, strategies, performance, and risk factors. It should be read in conjunction with our audited annual consolidated financial statements, including the related notes, for the fiscal year ended May 31, 2014. Financial data has been prepared in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The audited annual consolidated financial statements, and related MD&A, are available on the Company's website at www.performancesportsgroup.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

On April 15, 2014, the Company completed the acquisition of the Easton baseball and softball business ("Easton Baseball/Softball")and the assets formerly used in Easton-Bell Sports, Inc.'s lacrosse business (the "Easton Baseball/Softball Acquisition") from Easton-Bell Sports, Inc. (now named BRG Sports, Inc. ("BRG Sports")). Unless otherwise specified, the Company's financial information outlined herein includes Easton Baseball/Softball's operating results from the acquisition date.

As of May 31, 2014, the Company directly or indirectly owns all of the equity interests in each of Bauer Hockey, Inc., Bauer Hockey Corp., Easton Baseball/Softball Corp., Easton Baseball/Softball Inc., Bauer Performance Lacrosse Inc., Bauer Performance Sports Uniforms Corp., Bauer Performance Sports Uniforms Inc., BPS Diamond Sports Corp., and BPS Diamond Sports Inc. The Company, together with its consolidated subsidiaries, is referred to as the "Company", "we", "us", or "our".

All references to "Fiscal 2014" and "Fiscal 2013" are to the Company's fiscal year ending May 31, 2014 and fiscal year ended May 31, 2013, respectively. Unless otherwise indicated, all references to "$" and "dollars" in this MD&A mean U.S. dollars. Any references to market share data and market size are based on wholesale revenues unless otherwise indicated.

Certain measures used in this MD&A do not have any standardized meaning under IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. It is unlikely that these measures could be compared to similar measures presented by other companies. See "Financial Performance" and "Non-IFRS Financial Measures."

Forward-looking statements are included in this MD&A. See "Caution Regarding Forward-Looking Statements" for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the assumptions relating to market and industry data statements included in this MD&A, see the "Market and Industry Data" section. For a detailed description of risk factors associated with the Company, refer to the "Risk Factors" section of this MD&A.

Please refer to the "Glossary of Terms" section for a list of defined terms used herein but not otherwise defined.

FOURTH QUARTER FISCAL 2014 HIGHLIGHTS

($ in millions, except per share
and ratio information)

RESULTS FOR THE QUARTER	Q4 Fiscal 2014	Q4 Fiscal 2013	Change 2014 vs. 2013
Revenues	$112.9	$86.7	30.2%
Gross profit	$37.8	$33.8	11.8%
Adjusted Gross Profit(1)	$43.8	$35.9	22.0%
Adjusted Gross Profit %(1)	38.8%	41.4%	(6.3)%
Adjusted EBITDA(1)	$21.3	$14.0	51.8%
Net income	$0.3	$6.1	(95.6)%
Adjusted Net Income(1)	$10.8	$9.7	11.5%
PER SHARE ($) — DILUTED
Diluted EPS	$0.01	$0.17	(94.1)%
Adjusted EPS(1)	$0.29	$0.26	11.5%
FINANCIAL RATIOS
Leverage Ratio	4.78	2.70	77.0%
(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see "Non-IFRS Financial Measures".

All comparisons are to the same quarter in the prior fiscal year unless otherwise stated.

  •
  Revenues up 30.2% to $112.9 million (35.3% in constant currency)

  •
  Hockey revenues up 8.8% (13.9% in constant currency)

  •
  Lacrosse revenues up 29.0%

  •
  Adjusted Gross Profit up 22.0% to $43.8 million

  •
  Adjusted EBITDA up 51.8% to $21.3 million

  •
  Adjusted Net Income up 11.5% to $10.8 million or $0.29 per diluted share

  •
  Intellectual property litigation settled with BRG Sports for a gain of $6.0 million (a $0.09 benefit per diluted share, net of related expenses)

  •
  Adjusted Net Income excluding the impact of the Easton Baseball/Softball acquisition and the intellectual property litigation settlement of $0.23 per diluted share

Fourth Quarter Fiscal 2014 Financial Results

Revenues in the fiscal fourth quarter of 2014 increased 30.2% to $112.9 million compared to $86.7 million in the same year-ago quarter. On a constant currency basis, revenues were up 35.3%. The increase was due to strong growth in ice hockey equipment and lacrosse as well as the addition of the EASTON and COMBAT diamond sports businesses, partially offset by an unfavorable impact from foreign exchange.

Excluding the results of the Easton Baseball/Softball and Combat Sports acquisitions, as well as the impact from foreign exchange, revenues grew organically by 14.9%.

Adjusted Gross Profit in the fourth quarter increased 22.0% to $43.8 million compared to $35.9 million in the year-ago quarter. As a percentage of revenues, Adjusted Gross Profit was 38.8% compared to 41.4% in the same year-ago period. The decrease in Adjusted Gross Profit margin was primarily driven by an unfavorable impact from foreign exchange and Easton Baseball/Softball's lower gross margin during the six week period since the acquisition date. The Company's period of ownership during the fourth quarter is a seasonally low revenue period for the Easton Baseball/Softball business. These factors more than offset improvements in ice hockey gross margin.

Selling, general and administrative expenses in the fourth quarter increased 17.2% to $27.4 million compared to $23.4 million in the year-ago quarter, primarily due to the addition of Easton Baseball/Softball as well as higher marketing and acquisition-related costs, partially offset by the gain from the intellectual property litigation settlement with BRG Sports ("Easton litigation settlement"). As a percentage of revenues and excluding acquisition-related charges, costs related to share offerings, share-based payment expenses, and the litigation settlement, selling, general and administrative expenses were 24.0% compared to 21.8% in the year-ago quarter.

Research and development expenses in the fourth quarter increased 16.5% to $5.3 million compared to $4.6 million in the year-ago quarter, primarily due to continued focus on product development and the addition of EASTON and COMBAT. As a percentage of revenues, research and development expenses decreased to 4.7% compared to 5.3% in the year-ago quarter.

Adjusted EBITDA increased 51.8% to $21.3 million compared to $14.0 million in the year-ago quarter. The increase was primarily due to higher Adjusted Gross Profit and a favorable realized gain on derivatives, as well as the favorable litigation settlement described above.

Adjusted Net Income in the fourth quarter increased 11.5% to $10.8 million or $0.29 per diluted share, compared to $9.7 million or $0.26 per diluted share in the year-ago quarter. Adjusted Net Income in the fourth quarter includes the benefit of the aforementioned litigation settlement of $0.09 per diluted share, net of related expenses, and a $0.03 loss related to the acquisition of the Easton Baseball/Softball business. Adjusted EPS of $0.26 in the fourth quarter of Fiscal 2013 included a benefit of $0.05 per diluted share due to non-recurring tax-related items.

On May 31, 2014, working capital was $320.9 million compared to $200.9 million on May 31, 2013, primarily due to the acquisition of Easton Baseball/Softball. Excluding the acquisition, working capital was $225.3 million as of May 31, 2014, an increase of 12%. Total debt was $523.1 million compared to $171.7 million at May 31, 2013. The Company's leverage ratio, defined as average net indebtedness divided by trailing twelve months EBITDA (a non-IFRS measure), stood at 4.78x as of May 31, 2014 compared to 2.70x one year ago. The increase reflects the Company's financing of the Easton Baseball/Softball Acquisition.

On June 25, 2014, the Company completed an underwritten public offering for total gross proceeds of approximately $126.5 million. PSG used the net proceeds of the offering to reduce leverage and repay approximately $119.5 million of the Company's term loan facility, which was used to finance the Easton Baseball/Softball Acquisition. Following the pay down, the Company's leverage ratio stood at 3.66x.

For further detail on our financial measures, please refer to the "Financial Performance" section.

COMPANY OVERVIEW

PSG is a fast growing sports equipment and apparel company. We design, develop, manufacture and sell performance sports equipment and accessories for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel, including soccer apparel. Our model is simple. We combine authentic brands and sport-specific employee expertise with our platform strengths, particularly our high performing R&D and game changing product creation processes, to grow our overall revenue, market share and profitability annually. We strive to grow our revenues each year faster than the total market for each of our sports and to grow our profitability faster than revenues. We have the most recognized and strongest brands in ice hockey, roller hockey, baseball and softball, and hold top market share positions in these sports, with an expanding presence in the fast growing lacrosse market. Our products are marketed under the BAUER, MISSION, MAVERIK, CASCADE, INARIA, EASTON and COMBAT brand names and are sold by sales representatives and independent distributors throughout the world. Our brands have a rich history of innovation, authenticity and market leadership, with the BAUER and EASTON brands dating back to 1927 and 1922, respectively.

BAUER is the most recognized and strongest brand in ice hockey with an estimated 54% overall worldwide market share. MISSION is the leading brand in roller hockey with an estimated 55% market share. EASTON is one of the most iconic diamond sports brands with the #1 market share in North America, estimated at 28%. In the lacrosse category, our MAVERIK and CASCADE brands combined have an estimated 26% market share. Our market leadership within each sport extends across multiple product categories through a full product suite that addresses our consumers' needs for high performance equipment and apparel for players of all ages and abilities.

We have achieved our leadership position and growth profile in ice hockey, roller hockey and lacrosse by leveraging our world-class performance sports products platform and processes, and are using this platform to expand our performance equipment and apparel categories in diamond sports with our COMBAT brand and the addition of the EASTON baseball and softball brands in April 2014. For more information about the Easton Baseball/Softball Acquisition, please see the "Recent Events — Easton Baseball/Softball Acquisition" and "Caution Regarding Forward-Looking Statements" sections. Additionally, with the Inaria Acquisition in October 2012, the Company greatly expanded its capabilities to provide team apparel along with its high performing sports equipment, establishing the Company as a "one-stop shop" for teams and associations across all of our sports.

SEGMENT INFORMATION

As a result of the Easton Baseball/Softball acquisition and certain other recent changes in reporting and management structure, the Company is changing its operating segments. Previously, the Company has reported under one operating segment. As of May 31, 2014, the Company has two reportable operating segments: (i) Hockey and (ii) Baseball/Softball. The remaining operating segments do not meet the criteria for a reportable segment and are included in Other Sports. The Hockey segment includes the BAUER and MISSION brands. The Baseball/Softball segment includes the EASTON and COMBAT brands. Other Sports includes the Lacrosse and Soccer operating segments, which include the MAVERIK, CASCADE, and INARIA brands. The Hockey segment sales channels include (i) direct sales to retailers in North America and the Nordic countries, and (ii) distributors throughout the rest of the world (principally, Western Europe, Eastern Europe, and Russia). The Baseball/Softball segment sales channels primarily include retailers and distributors in North America. The Other Sports segment sales channels primarily include retailers and distributors in North America, and direct sales to teams and sports associations.

These operating segments were determined based on the management structure established in the fourth quarter of the year ended May 31, 2014 and the financial information, among other factors, reviewed by the CODM to assess segment performance. The Company is currently in the process of further modifying its management structure and transforming its internal financial reporting to support the Company's operations and additional segment information, beyond revenues, will be provided as this process is completed. These changes are modifying how information is used by the CODM to allocate resources and assess performance.

For further detail on our operating segments, please refer to the "Segment Results" section and the notes to the audited annual consolidated financial statements for the fiscal year ended May 31, 2014.

INDUSTRY OVERVIEW

The following provides an overview of the sports equipment and apparel markets we serve.

Sporting Goods Industries

We design, develop, manufacture and sell performance sports equipment and related apparel for ice hockey and roller hockey, baseball and softball, lacrosse, and soccer. We operate in the global sporting goods industry with a primary focus on North America and Europe. We believe this global industry is growing, including in the United States where from 2009 to 2013, manufacturers' wholesale sales of sporting goods increased from $48.3 billion in 2009 to $55.0 billion in 2013, representing a compound annual growth rate of 3%.

The growing sporting goods-focused retail channel reflects resilient qualities with stable performance through the recent global economic downturn and continued broad market size growth. According to IBISWorld Inc., retail sales of United States sporting goods stores, including specialty retailers such as Total Hockey, Lacrosse Unlimited and Baseball Express, and "big box" retailers such as Dick's Sporting Goods and The Sports Authority, were estimated to be $42.3 billion in 2013 and are forecasted to grow at a 2.3% compound annual growth rate to reach $47.5 billion by 2018. Specialty retail is the main retail outlet for our market and accounts for the majority of our sales. We also sell to "big box" retailers, which are exhibiting growth and expansion.

Ice Hockey

Ice Hockey Participation Rates and Demographics

Ice hockey is a team sport played in over 80 countries by more than an estimated six million people. While ice hockey is played around the world, the largest and most significant markets for ice hockey are Canada, the United States and a number of European countries, including the Nordic countries (principally, Sweden and Finland), Central European countries (principally, the Czech Republic, Germany, Switzerland, Austria and Slovakia) and Eastern European countries (principally, Russia).

Global registered hockey participation has grown, on average, 2% annually over the last eight years, and according to a 2014 report by the Sports and Fitness Industry Association ("SFIA"), ice hockey participation in the United States experienced a 5.1% average annual increase from 2008 to 2013. We believe that the global industry is currently growing at an annual rate in the low-to-mid single digits. Growth rates in Eastern European countries (principally, Russia) and women's hockey have exceeded that of the global average.

Ice Hockey Equipment and Related Apparel Industry

The global ice hockey equipment and related apparel industry has significant barriers to entry and is stable in certain regions and growing in others, such as the United States, Eastern Europe and Russia. Ice hockey equipment and related apparel sales are driven primarily by global ice hockey participation rates (registered and unregistered). Other drivers of equipment sales include demand creation efforts, the introduction of innovative products, a shorter product replacement cycle, general macroeconomic conditions, and the level of consumer discretionary spending. Management estimates that the global ice hockey equipment market (which excludes related apparel, such as performance apparel, team jerseys and socks) totaled approximately $650 million in calendar 2013. Skates and sticks are the largest contributors to equipment sales, accounting for an estimated 60% of industry sales in calendar 2013, according to management estimates.

Management estimates that over 85% of the ice hockey equipment market is attributable to three major competitors: Bauer Hockey, Reebok (which owns both the REEBOK and CCM brands) and Easton Hockey (which is owned by BRG Sports and utilizes the EASTON brand under a trademark license from the Company), each of whom offers consumers a full range of products (skates, sticks and full protective equipment). The remaining equipment market is highly fragmented among many smaller equipment manufacturers offering specific products, catering to niche segments within the broader market. These competitors include, but are not limited to, WARRIOR, GRAF, VAUGHN, and SHER-WOOD/TPS.

The following table shows our estimated ranking of the three major competitors referenced above, in total and by major product category:

Company	Total Market	Skates	Sticks	Helmets	Protective	Goalie
BAUER	#1	#1	#1	#1	#1	#2
Reebok/CCM	#2	#2	#2	#2	#2	#1
Easton Hockey	#3	#3	#3	#3	#3	n/a

Management estimates that the global ice hockey-related apparel market for calendar 2013 (which includes such items as performance apparel, team jerseys and socks) was approximately $390 million in size, and is growing at an annual rate which we believe exceeds that of the ice hockey equipment market. Included in the ice hockey-related apparel market is licensed apparel, which represents approximately one-third of the market. The related apparel market is more fragmented than the equipment market and includes a variety of larger and smaller participants. We expect consolidation in this market to occur in the coming years, in a manner similar to what has occurred in the ice hockey equipment industry.

Roller Hockey

Roller Hockey Participation Rates and Demographics

Roller hockey is a team sport played principally in the United States, particularly in warmer regions such as California. According to a 2014 SFIA report, roller hockey participation in the United States experienced a 3.4% decrease from 2008 to 2013.

Roller Hockey Equipment and Related Apparel Industry

The roller hockey equipment and related apparel industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale roller hockey equipment market generated approximately $20 million in sales in calendar 2013. Through our Company's MISSION and BAUER brands, we hold the number one and two market share positions in the roller hockey equipment market, respectively, and have a substantial lead over our primary competitors, including Reebok, Tour and a few competitors in niche categories such as wheels and accessories.

Street Hockey

Street Hockey Participation Rates and Demographics

Street hockey is a team sport played throughout the world, primarily in the largest ice hockey markets. According to management estimates and industry sources, there are approximately 93,000 registered players in Canada, approximately 48,000 registered players in the United States, and approximately 50,000 registered players in the rest of the world. Youth players represent approximately 50% of the registered participants. Management believes that registered participation represents only a small portion of the overall consumer base for street hockey products and that unregistered participants far exceed the registered participants.

Street Hockey Equipment Industry

The street hockey equipment industry shares similar characteristics to the ice hockey equipment and related apparel industry given the similarity of the sports. Management estimates that the wholesale street hockey equipment market generated approximately $25 million in sales in calendar 2013. The Company has not yet entered the street hockey market but intends to do so in the near future.

Baseball and Softball

Baseball and Softball Participation Rates and Demographics

Baseball and softball are team sports played principally in the United States, Japan, certain other Asian countries (such as South Korea) and Latin America. Global baseball/softball participation is estimated to be approximately 65 million, according to the World Baseball Softball Confederation ("WBSC"). Baseball is experiencing growth in participation globally and remains one of the most popular team sports by participation in the United States, second only to basketball, according to SFIA. A 2014 SFIA report found that baseball/softball participation in the United States experienced a 3.7% average annual decrease from 2008 to 2013.

While participation for baseball and slow-pitch softball in the United States has declined in recent years, the market continues to grow as innovation, particularly in bats, has driven rising prices.

Baseball and Softball Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the North American and global baseball and softball equipment and related apparel (excluding uniforms) wholesale markets were estimated to be approximately $600 million and $1 billion in size, respectively, one-third of which is attributable to bat sales. Management estimates that the global wholesale baseball/softball-related apparel market for 2013 (which includes uniforms) was approximately $300 million in size. With 65 million participants globally we believe the enthusiast base in these sports will experience continued growth, driven by increasing popularity of travel ball, club baseball and softball, and more frequent play.

The baseball and softball equipment market is fragmented and is currently led by five major players: our EASTON brand, Hillerich & Bradsby-owned LOUISVILLE SLUGGER, Jarden-owned Rawlings Sporting Goods, Amer Sports-owned Wilson Sporting Goods and Mizuno Corp. Similar to Easton Baseball/Softball, our major competitors offer a full line of baseball and softball products and varying degrees of related apparel. In total, we compete with over a dozen brands in the baseball and softball equipment market including, in addition to those above, Amer Sports-owned DEMARINI, MARUCCI, Jarden-owned MIKEN and WORTH, NOKONA, ZETT and SSK.

The following table shows our estimated ranking in North America of the five major competitors referenced above, in total and by major product category:

Company	Total Market	Bats	Batting Helmets	Catcher Protective	Equipment Bags	Batting Gloves	Apparel	Accessories	Ball Gloves
Easton	#1	#1	#1	#1	#1	#3	#2	#3	#6
Rawlings	#3	#3	#2	#2	#5	n/a	#1	#5	#1
Mizuno	#4	n/a	#3	#3	n/a	#4	#3	n/a	#2
Hillerich & Bradsby	#5	#4	n/a	n/a	#4	n/a	n/a	n/a	#4
Wilson	#2	#2	n/a	#4	#3	#5	#7	n/a	#3

Lacrosse

Lacrosse Participation Rates and Demographics

Lacrosse is a team sport played principally in the United States and Canada. According to U.S. Lacrosse, lacrosse has been one of the fastest growing team sports in the United States, with participation growing at 10.8% from 2008 to 2013 on an average annual basis, with over 750,000 registered players in the United States in calendar 2013. In Canada, we estimate that there are currently 150,000 participants. The drivers of this growth include: (i) the establishment and popularity of the National Lacrosse League ("NLL") and MLL, (ii) the rapid expansion of high school and youth programs, (iii) emerging growth outside of key lacrosse markets in the Mid-Atlantic and Northeastern United States, (iv) enhanced funding and popularity of the NCAA lacrosse programs, and (v) increased visibility of the sport in media and advertising.

Approximately 93% of lacrosse participants in the United States are under the age of 20, with 54% of participants in the youth (15 and under) category and 39% of participants in the high school category. Similar to ice hockey, the high representation of youth in the sport provides the industry with a more frequent product replacement cycle as players outgrow their equipment.

Lacrosse Equipment and Related Apparel Industry

Management estimates that in calendar 2013, the United States lacrosse equipment market was approximately $110 million in size at wholesale while the Canadian market was estimated to be approximately $10 million in size. Management estimates that the lacrosse market will continue to grow in the range of high single digits to low double digits for the next several years. The lacrosse equipment market is made up of four primary equipment categories: sticks (shafts and heads), gloves, helmets and protective equipment. Representing approximately 35% of calendar 2013 industry-wide United States sales, sticks currently make up the largest segment of the lacrosse equipment market. Helmets currently make up approximately 25% of calendar 2013 industry-wide United States sales. Management estimates that the lacrosse apparel market in North America for calendar 2013 was approximately $30 million in size.

The North American lacrosse equipment and related apparel market is a high growth, emerging sports equipment market underpinned by strong growth in participation rates. The lacrosse equipment market is currently led by six major brands: New Balance-owned WARRIOR and BRINE, our MAVERIK and CASCADE brands, STX, and Jarden-owned DEBEER (women's only). The

Company's three major competitors all offer full lines of lacrosse equipment products, while Cascade's product offering is primarily focused on helmets.

Team and Other Apparel

Team apparel and uniforms make up a large and growing market characterized by high fragmentation and competition, which provides significant competitive advantages to companies that can offer one-stop shopping for high quality products and a unified look (equipment and apparel) under authentic brands. Most of our major competitors in the sports markets that we address offer related apparel to varying degrees but since the Inaria Acquisition, we are able to offer teams, associations and clubs one-stop access for our high performing equipment and all segments of apparel: team, performance and lifestyle.

We currently offer all segments of apparel under the BAUER brand in hockey. We have recently launched MAVERIK-branded uniforms in lacrosse and will be looking to expand our apparel presence in lacrosse in the future. We expect to expand our apparel presence in baseball/softball using the strength of the EASTON and COMBAT brands to grow this category in the future.

We participate in the soccer uniform market through our INARIA brand, which offers a wide variety of soccer apparel, including uniforms, as well as related accessories. As the most popular and widely played sport in the world, global soccer participation is estimated to be approximately 265 million, according to the Fédération Internationale de Football Association ("FIFA"). In 2011, similar reports estimated that there were nearly one million registered soccer players in Canada and more than 4.5 million registered players in the United States. A 2014 SFIA report found soccer (indoor and outdoor) participation in the United States to be relatively flat on an average annual basis over the last five years. The Canadian and United States soccer uniform market is estimated to be in excess of $300 million, including both registered and recreational players.

RECENT EVENTS

Easton Baseball/Softball Acquisition

On April 15, 2014, the Company completed the acquisition of Easton Baseball/Softball from BRG Sports for $330.0 million in cash, plus an estimated working capital adjustment of $22.4 million, plus acquisition costs. On July 14, 2014, the Company finalized the working capital adjustment which decreased the consideration by $0.7 million.

The Easton Baseball/Softball Acquisition enhances the Company's presence in the baseball and softball market as EASTON is a leading global diamond sports brand. The Easton Baseball/Softball Acquisition also adds valuable intellectual property and provides a counter-seasonal business to the Company's existing revenue stream. The Company owns the EASTON brand and in connection with the Easton Baseball/Softball Acquisition, the Company granted a license to BRG Sports to permit BRG Sports to use the EASTON name in its hockey and cycling businesses only. The Company and BRG Sports also settled certain intellectual property litigation matters related to patents held by the Company concurrently with the closing of the Easton Baseball/Softball Acquisition for a payment of $6.0 million from BRG Sports.

For more details on the Easton Baseball/Softball Acquisition financing, please refer to the Company's material change report dated February 24, 2014 and the Business Acquisition Report dated June 12, 2014, which are available from the Company's profile on www.sedar.com and www.sec.gov. Please also see the "Caution Regarding Forward-Looking Statements" and "Risk Factors" sections.

Financing of the Easton Baseball/Softball Acquisition

Credit Facilities

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company refinanced its former credit facilities, financed the cash purchase price of the Easton Baseball/Softball Acquisition and paid fees and expenses incurred in connection with the transaction with the use of cash on hand and an aggregate amount of $475 million drawn from the Credit Facilities.

For more information on the Credit Facilities, please see the "Indebtedness" section.

Public Offering and NYSE Listing

On June 25, 2014, the Company completed its underwritten public offering in the United States and Canada (the "Offering") of 8,161,291 common shares at a price to the public of $15.50 per share, for total gross proceeds of approximately $126.5 million, including the exercise in full of the over-allotment option. The Company used the net proceeds of the Offering to reduce leverage and repaid $119.5 million of the New Term Loan Facility (as defined in the "Indebtedness" section) which was used to finance the Easton Baseball/Softball Acquisition. The repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due for the life of the facility.

The Company's common shares are now dual listed on the New York Stock Exchange and the Toronto Stock Exchange under the stock symbol "PSG".

Corporate Name Change

The Company changed its corporate name from Bauer Performance Sports Ltd. to Performance Sports Group Ltd. The renaming of the Company as Performance Sports Group Ltd. is another step in the Company's evolution as a world-class performance sports product platform and is undertaken to better reflect the growth of the Company with its recent strategic acquisitions and expansion into new high performance sports. The Company's BAUER, MISSION, MAVERIK, CASCADE, COMBAT, INARIA and EASTON brands will not change as a result of the public company name change and will continue to be consumer-facing brands in their respective sports. The change of name was effective on June 17, 2014.

INARIA Partners with Schwan's USA CUP

On May 28, 2014, INARIA announced a presenting three year sponsorship of Schwan's USA CUP, the largest youth soccer tournament in the Western Hemisphere, featuring elite athletes from every corner of the globe and held in the month of July. The 30th annual Schwan's USA CUP, included approximately 1,000 teams representing more than 16 countries and 20 states, took place July 11, 2014 to July 19, 2014 at the National Sports Center in Blaine, Minnesota. The tournament is unique as the only one of its size in the world that holds all its games on a single continuous campus, which is convenient for players, scouts and fans as well as more efficient and impactful for sponsors.

Through this partnership, INARIA had a retail presence to showcase its new soccer line of apparel. The latest product lineup features innovative new technologies, such as FLEXORB and 37.5™ technology, developed by the Company.

FLEXORB is an innovative new material used in numerous protective products across the Company's platform. This soft-padded material form fits to an athlete and hardens on impact to deliver unprecedented protection without sacrificing comfort or mobility. It will be featured in the new INARIA shin pads and future soccer accessories.

37.5™ technology is an advanced fast-drying moisture management system that will be integrated into elite INARIA apparel and base layer. Fabric infused with this revolutionary technology dries up to six times faster than competitive products. As a result, the athlete spends less energy trying to stay cool and dry, and has more energy to put into their game.

Star Wars™ Themed Goal Masks

Bauer Hockey announced on May 12, 2014 that it has launched a series of five Star Wars™ themed goal masks that are now available at select global retail locations. More than two years in the making, each BAUER goal mask features iconic characters and worlds from the classic film series, including Luke Skywalker, Shock Troopers, Yoda, Boba Fett and Darth Vader.

The series is available on the BAUER NME3 goal mask. This high performance mask includes a LEXAN EXL polycarbonate shell, a dual density liner and a carbon steel round wire cage. The Star Wars™ series BAUER goal mask is available in a variety of sizes, including senior, junior, youth and street youth.

MLL Partners with Maverik

MLL, the premier professional outdoor lacrosse league, announced on April 18, 2014, that it has teamed up with Maverik as an Official Equipment Partner of the MLL. As part of the agreement, Maverik will equip select MLL players with gloves, pads, sticks and heads for the 2014 season. Cascade continues to be the league's exclusive helmet supplier, and in its first season Maverik quickly became the brand of choice for 20 percent of the league's players.

FINANCIAL PERFORMANCE

Key Performance Indicators

Key performance indicators which we use to manage our business and evaluate our financial results and operating performance include revenues, gross profit, selling, general and administrative ("SG&A") expenses, research and development ("R&D") expenses, net income, diluted earnings per share, Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period results on a reported and constant dollar basis. Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and Adjusted Gross Profit are non-IFRS measures that we use to assess the operating performance of the business. See the "Non-IFRS Financial Measures" section for the definition and reconciliation of Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and Adjusted Gross Profit used and presented by the Company to the most directly comparable IFRS measures.

Factors Affecting our Performance

Seasonality

Our business demonstrates substantial seasonality, although this seasonality has been reduced as a result of the Easton Baseball/Softball Acquisition.

Generally, our highest sales volumes for hockey occur during the first quarter of our fiscal year. Our next highest sales volumes for hockey, occur during the second quarter of our fiscal year. Our lowest sales volumes for hockey occur during the third quarter of our fiscal year. In ice hockey, we have three sub-brands of products — VAPOR, SUPREME and NEXUS. In certain fiscal years, we launch new products under more than one sub-brand. The launch timing of our products may change in future periods.

In lacrosse, our highest sales volumes for MAVERIK and CASCADE products occur in the second and third fiscal quarters.

In baseball/softball, our highest sales volumes for EASTON and COMBAT products occur in the third and fourth fiscal quarters. The seasonality of our baseball/softball businesses will substantially reduce the seasonality of our overall business.

The shipment of INARIA soccer products occurs substantially in the first and fourth fiscal quarters. We expect our team apparel revenues, including uniforms for ice hockey, roller hockey, lacrosse and other team sports, to align with the underlying sports' selling seasons as we expand our team apparel offering.

Revenues

We generate revenues from the sale of performance sports equipment and related apparel and accessories. We offer various cooperative marketing incentive programs to assist our sales channels with the marketing and selling of our products. These costs are recorded as a reduction of revenues.

Our current sales channels include (i) retailers in North America and the Nordic countries, and (ii) distributors throughout the rest of the world (principally, Western Europe, Eastern Europe, and Russia). Based on the regional mix, our revenues are generated in multiple currencies. For revenues, we are exposed to fluctuations of the U.S. dollar against the Canadian dollar, the euro, the Swedish krona, Norwegian krona and Danish krona.

The following table highlights revenues for the periods indicated:

	Three Months Ended			Twelve Months Ended
			Period Over Period Growth Rate(1)			Period Over Period Growth Rate(2)
(millions of U.S. dollars, except for percentages)	May 31, 2014	May 31, 2013		May 31, 2014	May 31, 2013

Revenues

North America	$85.7	$62.7	36.3%	$336.2	$295.5	13.8%
Rest of world	27.2	24.0	13.3%	110.0	104.1	5.6%

Total Revenues	$112.9	$86.7	30.2%	$446.2	$399.6	11.7%

(1)
Three month period ended May 31, 2014 vs. the three month period ended May 31, 2013.

(2)
Twelve month period ended May 31, 2014 vs. the twelve month period ended May 31, 2013.

Cost of Goods Sold

Our cost of goods sold is comprised primarily of (i) the cost of finished goods, materials and components purchased from our suppliers, manufacturing labour and overhead costs in our manufacturing facilities, (ii) inventory provisions and write-offs, and (iii) warranty costs and supply chain-related costs, such as freight and tariff costs and warehousing. Our warranty costs result from a general warranty policy providing coverage against manufacturing defects. Warranties range from 30 days to one year from the date sold to the consumer, depending on the type of product. Our warranty costs are primarily driven by sales of composite ice hockey sticks and baseball bats. Amortization associated with certain acquired intangible assets, such as purchased technology and customer relationships, is also included in cost of goods sold. We also include charges to cost of goods sold resulting from the fair market value adjustment to inventory associated with certain acquired inventories.

We source the majority of our products in China and Thailand and agree to buy such products in U.S. dollars. Therefore, our cost of goods sold is impacted by the fluctuations of the Chinese renminbi and the Thai baht against the U.S. dollar and the fluctuation of the U.S. dollar against other Asian currencies, such as the Taiwanese new dollar. We do not currently hedge our exposure to fluctuations in the value of the Chinese renminbi and the Thai baht and other Asian currencies to the U.S. dollar. Instead, we enter into supplier agreements ranging from six to twelve months with respect to the U.S. dollar cost of our Asian-sourced finished goods. See also "Outlook" section.

As the Company generates significant revenues in Canadian dollars, yet purchases the majority of its inventory in U.S. dollars, we use foreign currency forward contracts to hedge part of our exposure to fluctuations in the value of the U.S. dollar against the Canadian dollar. The resulting realized gain/loss on derivatives is reported in Finance Costs/Income and is an economic offset to the cost of goods sold that recorded in Gross Profit.

Selling, General and Administrative Expenses

Our SG&A expenses consist primarily of costs relating to our sales and marketing activities, including salaries, commissions and related personnel costs, customer order management and support activities, advertising, trade shows, and other promotional activities. Our marketing expenses include promotional costs for launching new products, advertising, and athlete endorsement costs. Our administrative expenses consist of costs relating to information systems, legal and finance functions, professional fees, insurance, and other corporate expenses. We also include share-based payment expense, costs related to share offerings, and acquisition costs, including rebranding and integration costs, in SG&A expenses. We expect our SG&A expenses to increase as a result of the Easton Baseball/Softball Acquisition and as we continue to grow our business, but we expect these expenses as a percentage of revenues to remain similar to our historical range.

Research and Development Expenses

R&D expenses consist primarily of salaries and related consulting expenses for technical personnel, contracts with leading research facilities, as well as materials and consumables used in product development. To date, no development costs have been capitalized. We incur most of our R&D expenses in Canada and are eligible to receive Scientific Research and Experimental Development investment tax credits for certain eligible expenditures. R&D expenses are net of investment tax credits. We currently expect our R&D expenses to grow as a result of the Easton Baseball/Softball Acquisition and as we focus on enhancing and expanding our product lines.

Finance Costs/Income

Finance costs consist of interest expense, fair value losses on financial assets, impairment losses recognized on financial assets (other than trade receivables), losses on derivative instruments, and losses related to foreign exchange revaluation on recorded assets and liabilities.

Finance income consists of interest income on bank balances and past due customer accounts, fair value gains on financial assets, gains on derivative instruments, and gains related to foreign exchange revaluation on recorded assets and liabilities.

Interest expense is derived from the financing activities of the Company. As of April 15, 2014, the Credit Facilities consist of a $450 million New Term Loan, denominated in U.S. dollars, and a $200 million New ABL Facility, denominated in both Canadian dollars and U.S. dollars, the availability of which is subject to meeting certain borrowing base requirements. Please see the "Indebtedness" section for a more detailed discussion of the Credit Facilities.

Interest income primarily reflects interest charged to our customers on past due receivable balances.

The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates and interest rates, and uses derivatives to attempt to manage financial exposures that occur during the normal course of business. The Company's hedging strategy can employ foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges, which are recorded on the consolidated statements of financial position at fair value. The Company primarily uses foreign currency forward contracts to hedge the effect of changes in currency exchange rates on its product costs (see "Financial Performance — Factors Affecting Our Performance — Cost of Goods Sold"). The resulting realized gain/loss on derivatives reported in finance costs/income are an economic offset to the cost of goods sold that are recorded in the Company's Gross Profit. The Company has not elected hedge accounting; therefore, the changes in the fair value of these derivatives are recognized as unrealized gains and losses through profit or loss each reporting period.

The Company's reporting currency is the U.S. dollar. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are included in the foreign currency translation adjustment, a component of accumulated other comprehensive income (loss) in equity. Transaction gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs/income in the period in which they occur. Balances on the statements of financial position are converted at the month-end foreign exchange rates or at historical exchange rates, and all profit and loss transactions are recognized at monthly average rates.

The majority of our transactions are processed in Canadian dollars, euros, Swedish kronas and U.S. dollars.

Impact of Foreign Exchange

In this MD&A, we provide the impact of foreign exchange on our various financial measures. These amounts reflect only the impact of translating the current period results at the monthly foreign exchange rates of the prior year period. This translation impact does not include the impact of foreign exchange on our direct material costs or our gains/losses on derivatives described above.

The following table summarizes the change in the reported U.S. dollars versus constant currency U.S. dollars for the three and twelve month periods ended May 31, 2014 and May 31, 2013:

	Three Months Ended May 31, 2014			Twelve Months Ended May 31, 2014
	Reported	Constant Currency	Impact of Foreign Exchange	Reported	Constant Currency	Impact of Foreign Exchange
Revenues	$112.9	$117.4	($4.5)	$446.2	$454.5	($8.3)
Gross Profit	$37.8	$40.6	($2.8)	$154.3	$158.2	($3.9)
Selling, general & administrative	$27.4	$28.2	($0.8)	$105.2	$106.6	($1.4)
Research & development	$5.3	$5.5	($0.2)	$18.5	$19.0	($0.5)
Adjusted EBITDA(1)	$21.3	$23.8	($2.5)	$69.0	$72.0	($3.0)
(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see "Non-IFRS Financial Measures".

The following table summarizes the average of the monthly exchange rates used to translate profit or loss transactions for the periods indicated, as reported by the Wall Street Journal:

	Three Months Ended			Twelve Months Ended
	May 31, 2014	May 31, 2013	% Change	May 31, 2014	May 31, 2013	% Change
CAD / USD	1.107	1.016	(9.0)%	1.059	1.003	(5.6)%
EUR / USD	0.727	0.762	4.6%	0.743	0.777	4.4%
SEK / USD	6.480	6.441	(0.6)%	6.521	6.679	2.4%

Income Taxes

The Company is subject to cash taxes in the United States, Canada and Europe for federal, state, and provincial income taxes, as applicable. The Company utilizes its tax loss carry forwards, tax credits and other tax assets, as available, to offset its taxable income.

Results of Operations

The selected consolidated financial information set out below for the twelve months ended May 31, 2014, May 31, 2013 and May 31, 2012 has been derived from our audited annual consolidated financial statements and related notes. The financial information for the three months ended May 31, 2014 and May 31, 2013 is unaudited. Unless otherwise specified, the Company's financial information outlined herein includes Easton Baseball/Softball's operating results from April 15, 2014.

	Three Months Ended		Twelve Months Ended
(millions of U.S. dollars, except for percentages and per share amounts)	May 31, 2014	May 31, 2013	May 31, 2014	May 31, 2013	May 31, 2012
Revenues	$112.9	$86.7	$446.2	$399.6	$374.8
Cost of goods sold	75.1	52.9	291.9	252.4	232.2
Gross profit	$37.8	$33.8	$154.3	$147.2	$142.6
Operating expenses:
Selling, general & administrative	27.4	23.4	105.2	90.4	83.3
Research & development	5.3	4.6	18.5	16.1	13.9
Operating income (loss)	$5.1	$5.8	$30.6	$40.7	$45.4
Finance costs (income)	5.6	0.6	2.8	6.6	1.9
Other expense (income)	0.2	(1.2)	0.3	(1.0)	0.2
Income tax expense (benefit)	(1.0)	0.3	7.4	9.8	13.1
Net income (loss)	$0.3	$6.1	$20.1	$25.3	$30.2
Basic earnings (loss) per share	$0.01	$0.18	$0.57	$0.74	$1.00
Diluted earnings (loss) per share	$0.01	$0.17	$0.54	$0.70	$0.95
Adjusted Gross Profit(1)	$43.8	$35.9	$164.7	$153.0	$145.1
Adjusted EBITDA(1)	$21.3	$14.0	$69.0	$62.3	$51.5
Adjusted Net Income (Loss)(1)	$10.8	$9.7	$37.3	$35.7	$25.5
Adjusted EPS(1)	$0.29	$0.26	$1.00	$0.98	$0.81
Total assets	$819.8	$407.4	$819.8	$407.4	$309.0
Total long-term liabilities	$440.1	$168.6	$440.1	$168.6	$132.7
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	66.5%	61.0%	65.4%	63.2%	62.0%
Gross profit	33.5%	39.0%	34.6%	36.8%	38.0%
Operating expenses:
Selling, general & administrative	24.3%	27.0%	23.6%	22.6%	22.2%
Research & development	4.7%	5.3%	4.1%	4.0%	3.7%
Operating income (loss)	4.5%	6.7%	6.9%	10.2%	12.1%
Finance costs (income)	5.0%	0.7%	0.6%	1.7%	0.5%
Other expense (income)	0.2%	(1.4)%	0.1%	(0.3)%	0.0%
Income tax expense (benefit)	(0.9)%	0.3%	1.7%	2.5%	3.5%
Net income (loss)	0.3%	7.0%	4.5%	6.3%	8.1%
Adjusted Gross Profit(1)	38.8%	41.4%	36.9%	38.3%	38.7%
Adjusted EBITDA(1)	18.9%	16.1%	15.5%	15.6%	13.7%
Adjusted Net Income (Loss)(1)	9.6%	11.2%	8.4%	8.9%	6.8%
(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see "Non-IFRS Financial Measures".

Three months ended May 31, 2014 compared to three months ended May 31, 2013

Revenues

Revenues in the three month period ended May 31, 2014 increased by $26.2 million, or 30.2%, to $112.9 million due to strong growth in ice hockey equipment and lacrosse, the addition of Easton Baseball/Softball revenues, plus a full quarter of Combat Sports revenues. Ice hockey equipment revenue growth of 15.2%, (excluding the impact of foreign exchange) was driven by new product introductions including strong growth in hockey sticks as a result of the successful launch of the new NEXUS line, new SUPREME and NEXUS skate lines, and growth in protective sales with the launch of the new VAPOR and NEXUS under protective. Lacrosse sales increased 29.0% driven by strong sales of the new CASCADE "R" helmet and demand for the new Maverik line of products.

Excluding the impact of foreign exchange, revenues increased 35.3%, and excluding the impact of foreign exchange and the impact of the Easton Baseball/Softball and Combat Sports acquisitions, revenues increased 14.9%. Overall revenues in North America grew by 36.3% and increased by 13.3% in the rest of the world. The translation impact of foreign exchange in the three month period ended May 31, 2014 decreased our reported revenues by $4.5 million compared to the prior year.

Gross Profit

Gross profit in the three month period ended May 31, 2014 increased by $4.0 million, or 11.8%, to $37.8 million driven by higher revenues, partially offset by higher purchase accounting related amortization and charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Easton Baseball/Softball Acquisition.

As a percentage of revenues, gross profit decreased to 33.5% for the three month period ended May 31, 2014 from 39.0% in the three month period ended May 31, 2013 driven by the above items, an unfavourable impact from foreign exchange, and an unfavourable impact from Easton Baseball/Softball's lower gross margins during the six week period since the acquisition date which is a seasonally low revenue period for this business. The translation impact of foreign exchange in the three month period ended May 31, 2014 decreased gross profit by $2.8 million compared to the prior year. See "Financial Performance — Factors Affecting our Performance — Cost of Goods Sold" and the "Outlook" section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the three month period ended May 31, 2014 increased by $7.9 million, or 22.0%, to $43.8 million. Adjusted Gross Profit as a percentage of revenues decreased to 38.8% for the three month period ended May 31, 2014 from 41.4% for the three month period ended May 31, 2013 driven by an unfavourable impact from foreign exchange and the unfavourable impact from Easton Baseball/Softball described above, which more than offset higher gross margins in ice hockey equipment. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the "Non-IFRS Financial Measures" section.

Selling, General and Administrative Expenses

SG&A expenses in the three month period ended May 31, 2014 increased $4.0 million, or 17.2%, to $27.4 million, due to the addition of Easton Baseball/Softball SG&A, higher acquisition-related costs, higher marketing costs, and higher salary and wage related expenses, partially offset by the $6.0 million gain from the Easton litigation settlement. Excluding the impact of acquisition-related costs (which do not include the Easton litigation settlement), costs related to share offerings, and share-based payment expense, our SG&A expenses increased by $2.2 million, or 11.8% to $21.1 million driven by the addition of Easton Baseball/Softball SG&A, higher salary and wage related costs, and higher marketing costs due in part to higher endorsement expense in Fiscal 2014 as compared to Fiscal 2013 during which the NHL Lockout occurred, partially offset by the $6.0 million gain from the Easton litigation settlement.

As a percentage of revenues, our SG&A expenses (including acquisition-related charges, costs related to share offerings, and share-based payment expense) decreased to 24.3% for the three month period ended May 31, 2014 from 27.0% of revenues for the three month period ended May 31, 2013. Excluding acquisition-related charges (which do not include the Easton litigation settlement), costs related to share offerings, share-based payment expense, and the Easton litigation settlement, SG&A expenses as a percentage of revenue decreased to 24.0% for the three month period ended May 31, 2014 from 21.8% of revenues for the three month period ended May 31, 2013. The translation impact of foreign exchange for the three month period ended May 31, 2014 decreased our reported SG&A expenses by $0.8 million compared to the prior year.

Research and Development Expenses

R&D expenses in the three month period ended May 31, 2014 increased by $0.8 million, or 16.5%, to $5.3 million, due to our continued focus on product development efforts and the addition of Easton Baseball/Softball and Combat Sports. As a percentage of revenues, our R&D expenses decreased to 4.7% for the three month period ended May 31, 2014 from 5.3% for the three month period ended May 31, 2013. The translation impact of foreign exchange for the three month period ended May 31, 2014 decreased our reported R&D expenses by $0.2 million compared to prior year.

Adjusted EBITDA

Adjusted EBITDA in the three month period ended May 31, 2014 increased $7.3 million, or 51.8%, to $21.3 million from $14.0 million due to higher Adjusted Gross Profit, a favourable change in the realized gain on derivatives, which are included in finance income, and the impact of the Easton litigation settlement, partially offset by higher R&D and SG&A spending and the unfavourable impact of foreign exchange. As a percentage of revenues, Adjusted EBITDA improved to 18.9% for the three month period ended May 31, 2014 from 16.1% for the three month period ended May 31, 2013. The translation impact of foreign exchange for the twelve month period ended May 31, 2014 decreased Adjusted EBITDA by $2.5 million compared to prior year. Please see the Adjusted EBITDA table for the reconciliation of net income (loss) to Adjusted EBITDA in the "Non-IFRS Financial Measures" section.

Finance Costs/Income

Finance costs in the three month period ended May 31, 2014 increased by $5.0 million, or 880.6%, to $5.6 million due to an unfavourable change in the unrealized (gain)/loss on derivatives of $4.2 million, a $2.6 million loss on extinguishment of debt incurred as a result of the new debt issued to fund the Easton Baseball/Softball Acquisition, and higher interest expense of $2.2 million driven by the new debt issued. These items were partially offset by a $2.0 million higher realized gain on derivatives and a favourable change in foreign exchange (gains) and losses of $2.1 million.

Income Taxes

Income tax expense in the three month period ended May 31, 2014 decreased by $1.3 million, from $0.3 million expense to $1.0 million benefit. Current income tax expense for the period was $4.1 million and deferred income tax benefit was $5.0 million. The Company's effective tax rate was 137.7% compared to 5.2% for the same period in the prior year. The change in the quarterly effective tax rate was mainly due to income tax benefits from stock options, favorable rates on capital gains in Canada and other permanent benefits, slightly offset by expenses from prior period tax items recorded in the three months ended May 31, 2014. These benefits combined with a relatively small pretax loss resulted in a higher than normal effective tax rate.

Net Income

Net income in the three month period ended May 31, 2014 decreased by $5.8 million, or 95.6%, to $0.3 million from net income of $6.1 million in the three month period ended May 31, 2013 as the growth in Adjusted EBITDA described above, was more than offset by higher acquisition-related charges, the unfavourable change in the unrealized gain/loss on derivatives, the loss on extinguishment of debt, higher interest expense, and a higher tax rate as described above. The translation impact of foreign exchange for the three month period ended May 31, 2014 decreased our net income by $1.7 million compared to the prior year.

Adjusted Net Income

Adjusted Net Income in the three month period ended May 31, 2014 increased by $1.1 million, or 11.5%, to $10.8 million from $9.7 million in the three month period ended May 31, 2013 driven by the operating results reflected in the Adjusted EBITDA section which were partially offset by higher interest expense resulting from the Easton Baseball/Softball Acquisition and a higher tax rate as a result of favourable prior period tax items recorded in the three months ended May 31, 2013. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in "Non-IFRS Financial Measures" section for the reconciliation of net income (loss) to Adjusted Net Income/Loss and Adjusted EPS.

Twelve months ended May 31, 2014 compared to the twelve months ended May 31, 2013

Revenues

Revenues in the twelve month period ended May 31, 2014 increased by $46.6 million, or 11.7%, to $446.2 million due to strong growth in apparel, the addition of Easton Baseball/Softball and Combat Sports revenues, and continued growth in lacrosse and hockey, which grew 19.0% and 4.1%, respectively. Apparel revenues grew by 42.0% driven by the addition of hockey, lacrosse and soccer uniforms, 30.1% growth in off-ice team apparel, 27.0% growth in our base layer performance apparel, and 34.2% growth in lifestyle apparel. See "Segment Results" for more detail on our revenue growth.

Excluding the impact of foreign exchange, revenues increased 13.7%, and excluding the impact of foreign exchange, the impact of lower wholesale prices as a result of the Canadian Tariff Reduction, and the impact of the Easton Baseball/Softball, Inaria, Cascade, and Combat Sports acquisitions, revenues increased 6.5%. Overall revenues in North America grew by 13.8% and increased by 5.6% in the rest of the world. The translation impact of foreign exchange in the twelve month period ended May 31, 2014 decreased our reported revenues by $8.3 million compared to the prior year.

Gross Profit

Gross profit in the twelve month period ended May 31, 2014 increased by $7.2 million, or 4.9%, to $154.3 million. Gross profit was favourably impacted by higher revenues, partially offset by higher purchase accounting related amortization and charges to cost of goods sold resulting from the fair value adjustment of inventories related to the Easton Baseball/Softball Acquisition and the cost of duty paid on products imported prior to the Canadian Tariff Reduction.

As a percentage of revenues, gross profit decreased to 34.6% for the twelve month period ended May 31, 2014 from 36.8% in the twelve month period ended May 31, 2013 driven by the above items, an unfavourable impact from foreign exchange, and higher initial costs to support the growth in the uniforms business. The translation impact of foreign exchange in the twelve month period ended May 31, 2014 decreased gross profit by $3.9 million compared to the prior year. See "Financial Performance — Factors Affecting our Performance — Cost of Goods Sold" and the "Outlook" section of the MD&A for more detail on our product costs.

Adjusted Gross Profit

Adjusted Gross Profit in the twelve month period ended May 31, 2014 increased by $11.7 million, or 7.6%, to $164.7 million. Adjusted Gross Profit as a percentage of revenues decreased to 36.9% for the twelve month period ended May 31, 2014 from 38.3% for the twelve month period ended May 31, 2013 driven by the unfavourable impact from foreign exchange and higher initial costs to support the growth in the uniforms business described above, which more than offset higher margins on ice hockey equipment. Please see the Adjusted Gross Profit table for the reconciliation of gross profit to Adjusted Gross Profit in the "Non-IFRS Financial Measures" section.

Selling, General and Administrative Expenses

SG&A expenses in the twelve month period ended May 31, 2014 increased by $14.8 million, or 16.3%, to $105.2 million, due to higher acquisition related-costs, the addition of Easton Baseball/Softball and Combat Sports, an additional four and a half months of Inaria expenses in Fiscal 2014, higher share-based payment expense, partially offset by the $6.0 million gain from the Easton litigation settlement. Excluding the impact of acquisition-related charges (which do not include the Easton litigation settlement), costs related to share offerings, and share-based payment expense, SG&A expenses increased by $9.8 million, or 12.3%, to $88.8 million driven by the SG&A expenses from the acquisitions noted above, additional hires to support the growth of the business, higher selling expenses to support the higher revenues, higher endorsement expense in Fiscal 2014 as compared to Fiscal 2013 during which the NHL Lockout occurred, and higher legal expenses to support intellectual property litigation related matters, offset by the $6.0 million gain from the Easton litigation settlement.

As a percentage of revenues, our SG&A (including acquisition-related charges, costs related to share offerings, and share-based payment expense) increased to 23.6% for the twelve month period ended May 31, 2014 from 22.6% of revenues for the twelve month period ended May 31, 2013. Excluding the impact of acquisition-related charges (which do not include the Easton litigation settlement), costs related to share offerings, share-based payment expense, and the Easton litigation settlement, SG&A expenses as a percentage of revenues increased to 21.1% for the twelve month period ended May 31, 2014 from 19.8% of revenues for the twelve month period May 31, 2013. The translation impact of foreign exchange for the twelve month period ended May 31, 2014 decreased our reported SG&A expenses by $1.4 million compared to prior year.

Research and Development Expenses

R&D expenses in the twelve month period ended May 31, 2014 increased by $2.4 million, or 14.9%, to $18.5 million, due to our continued focus on product development efforts and the addition of Easton Baseball/Softball and Combat Sports. As a percentage of revenues, our R&D expenses increased to 4.1% for the twelve month period ended May 31, 2014 from 4.0% of revenues for the twelve month period ended May 31, 2013. The translation impact of foreign exchange for the twelve month period ended May 31, 2014 decreased our reported R&D expenses by $0.5 million compared to prior year.

Adjusted EBITDA

Adjusted EBITDA in the twelve month period ended May 31, 2014 increased $6.7 million, or 10.8%, to $69.0 million from $62.3 million for the twelve month period ended May 31, 2013 due to higher Adjusted Gross Profit, a favourable change in realized gain on derivatives, which are included in finance income, and the impact of the Easton litigation settlement, partially offset by higher R&D and SG&A spending and the unfavourable impact of foreign exchange. As a percentage of revenues, Adjusted EBITDA decreased slightly to 15.5% for the twelve month period ended May 31, 2014 from 15.6% for the twelve month period ended May 31, 2013. The translation impact of foreign exchange for the twelve month period ended May 31, 2014 decreased Adjusted EBITDA by $3.0 million compared to prior year. Please see the Adjusted EBITDA table for the reconciliation of net income to Adjusted EBITDA in the "Non-IFRS Financial Measures" section.

Finance Costs/Income

Finance costs in the twelve month period ended May 31, 2014 decreased by $3.8 million, or 57.3%, to $2.8 million due to a $5.8 million higher realized gain on derivatives and a favorable change in foreign exchange (gains) and losses of $4.3 million. These items were partially offset by an unfavorable change in the unrealized (gain)/loss on derivatives of $3.0 million and a $2.3 million higher loss on extinguishment of debt ($2.6 million loss in Fiscal 2014 due to the new debt issued to fund the Easton Baseball/Softball Acquisition compared to a $0.3 million loss on the amendment of the Revolving Loan incurred at the time of the Cascade Acquisition in Fiscal 2013), and higher interest expense of $1.1 million.

Income Taxes

Income tax expense for the twelve month period ended May 31, 2014 decreased by $2.4 million from $9.8 million to $7.4 million. Current tax expense for the period was $12.4 million and the deferred income tax benefit was $5.0 million. The Company's effective tax rate was 27.0%, compared to 28.0% for the same period in the prior year. The decrease in the annual effective tax rate was primarily due to a larger proportion of pre-tax income earned in lower-tax jurisdictions than in the prior year, partially offset by benefits recorded in the prior year related to specific income tax matters that did not occur in the year ended May 31, 2014.

Net Income

Net income in the twelve month period ended May 31, 2014 decreased by $5.2 million, or 20.7%, to $20.1 million from net income of $25.3 million in the twelve month period ended May 31, 2013 as the growth in Adjusted EBITDA and lower tax rate described above, were more than offset by higher acquisition-related charges, higher share-based payment expense, an unfavourable change in the unrealized gain/loss on derivatives, the loss on extinguishment of debt, and higher interest expense. The translation impact of foreign exchange for the twelve month period ended May 31, 2014 decreased the Company's net income by $2.0 million compared to prior year.

Adjusted Net Income

Adjusted Net Income in the twelve month period ended May 31, 2014 increased by $1.6 million, or 4.5%, to $37.3 million from $35.7 million in the twelve month period ended May 31, 2013 driven by the operating results reflected in the Adjusted EBITDA section which was partially offset by higher interest expense and a higher tax rate as a result of favourable prior period tax items recorded in the three months ended May 31, 2013. Adjusted Net Income/Loss removes unrealized foreign exchange gains/losses, acquisition-related charges, share-based payment expense, costs related to share offerings, and other one-time or non-cash expenses. Please see the Adjusted Net Income/Loss table in the "Non-IFRS Financial Measures" section for the reconciliation of net income to Adjusted Net Income/Loss and Adjusted EPS.

The following table summarizes the unaudited quarterly financial results and major operating statistics for the Company for the last eight quarters:

(millions of U.S. dollars, except for percentages and per share amounts)	May 31, 2014	February 28, 2014	November 30, 2013	August 31, 2013	May 31, 2013	February 28, 2013	November 30, 2012	August 31, 2012
Revenues	$112.9	$62.2	$117.1	$154.0	$86.7	$54.9	$109.6	$148.3
Cost of goods sold	75.1	43.4	79.1	94.3	52.9	40.2	71.2	88.0
Gross profit	$37.8	$18.8	$38.0	$59.7	$33.8	$14.7	$38.4	$60.3
Operating expenses:
Selling, general & administrative	27.4	24.5	27.3	26.0	23.4	19.4	24.6	23.1
Research & development	5.3	4.7	4.2	4.1	4.6	4.0	4.0	3.5
Operating income (loss)	$5.1	$(10.4)	$6.5	$29.6	$5.8	$(8.7)	$9.8	$33.7
Finance costs (income)	5.6	(3.4)	1.5	(0.7)	0.6	(3.8)	0.5	9.3
Other expense (income)	0.2	0.1	—	—	(1.2)	0.1	—	—
Income tax expense (benefit)	(1.0)	(2.2)	1.6	9.0	0.3	(2.1)	3.2	8.4
Net income (loss)	$0.3	$(4.9)	$3.4	$21.3	$6.1	$(2.9)	$6.1	$16.0
Basic earnings (loss) per share	$0.01	$(0.14)	$0.10	$0.61	$0.18	$(0.08)	$0.18	$0.48
Diluted earnings (loss) per share	$0.01	$(0.14)	$0.09	$0.57	$0.17	$(0.08)	$0.16	$0.45
Adjusted Gross Profit(1)	$43.8	$19.8	$39.6	$61.5	$35.9	$16.4	$39.7	$61.0
Adjusted EBITDA(1)	$21.3	$(3.0)	$13.9	$36.9	$14.0	$(3.8)	$14.2	$37.9
Adjusted Net Income (Loss)(1)	$10.8	$(4.2)	$7.5	$23.1	$9.7	$(4.2)	$7.3	$22.9
Adjusted EPS(1)	$0.29	$(0.11)	$0.20	$0.63	$0.26	$(0.11)	$0.20	$0.65
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	66.5%	69.8%	67.5%	61.2%	61.0%	73.2%	65.0%	59.4%
Gross profit	33.5%	30.2%	32.5%	38.8%	39.0%	26.8%	35.0%	40.6%
Operating expenses:
Selling, general & administrative	24.3%	39.4%	23.3%	16.9%	27.0%	35.3%	22.4%	15.6%
Research & development	4.7%	7.6%	3.6%	2.7%	5.3%	7.3%	3.6%	2.4%
Operating income (loss)	4.5%	-16.7%	5.6%	19.2%	6.7%	-15.8%	8.9%	22.7%
Finance costs (income)	5.0%	-5.5%	1.3%	-0.5%	0.7%	-6.9%	0.5%	6.3%
Other expense (income)	0.2%	0.2%	0.0%	0.0%	-1.4%	0.2%	0.0%	0.0%
Income tax expense (benefit)	-0.9%	-3.5%	1.4%	5.8%	0.3%	-3.8%	2.9%	5.6%
Net income (loss)	0.3%	-7.9%	2.9%	13.8%	7.0%	-5.3%	5.6%	10.8%
Adjusted Gross Profit(1)	38.8%	31.8%	33.8%	39.9%	41.4%	29.9%	36.2%	41.1%
Adjusted EBITDA(1)	18.9%	-4.8%	11.9%	24.0%	16.1%	-6.9%	13.0%	25.5%
Adjusted Net Income (Loss)(1)	9.6%	-6.8%	6.4%	15.0%	11.2%	-7.7%	6.7%	15.4%
(1)
Represents a non-IFRS measure. For the relevant definitions and reconciliations to reported results, see "Non-IFRS Financial Measures".

SEGMENT RESULTS

The following table provides revenue by segment for the twelve month periods ended May 31, 2014 and May 31, 2013:

	Twelve Months Ended		Period Over Period Growth Rate(1)
(millions of U.S. dollars, except for percentages)	May 31, 2014	May 31, 2013

Hockey	$386.2	$370.9	4.1%
Baseball/Softball	24.5	0.1	> 100.0%
Other Sports	35.5	28.6	24.1%

Total Revenues	$446.2	$399.6	11.7%

(1)
Twelve month period ended May 31, 2014 vs. the twelve month period ended May 31, 2013.

Fiscal 2014 compared to Fiscal 2013

Hockey revenues were $386.2 million in Fiscal 2014 compared to $370.9 million in Fiscal 2013, an increase of $15.3 million or 4.1%. The increase in Hockey revenues was driven by 4.1% growth in ice hockey equipment and 40.3% growth in hockey apparel, partially offset by unfavourable impacts from foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction. Ice hockey equipment revenue growth was driven by 4.2% growth in sticks, 4.4% growth in protective equipment, 3.7% growth in skates, and 19.5% growth in accessories due to strong demand for the TUUK LIGHTSPEED EDGE holder and replacement steel blades. Hockey apparel growth was driven by the addition of team uniforms, 30.1% growth in off-ice team apparel, 27.0% growth in our base layer performance apparel, and 34.0% growth in lifestyle apparel. Excluding the impact of foreign exchange and the impact of lower wholesale prices as a result of the Canadian Tariff Reduction, Hockey revenues increased by 6.9%.

Baseball/Softball revenue was $24.5 million in Fiscal 2014 compared to $0.1 million in Fiscal 2013, an increase of $24.4 million or greater than 100%. The increase in Baseball/Softball revenue resulted from the Easton Baseball/Softball Acquisition in April 2014, and the Combat Acquisition in May 2013.

Other Sports revenues were $35.5 million in Fiscal 2014 compared to $28.6 million in Fiscal 2013, an increase of $6.9 million or 24.1%. The increase in Other Sports revenues was driven by 19.0% growth in Lacrosse as a result of strong demand for the new CASCADE "R" helmet, the new line of Maverik products, including the launch of a women's product line, and twelve months of Cascade sales in Fiscal 2014 as compared to eleven months in Fiscal 2013. Additionally, Other Sports revenue growth benefited from a full year of Inaria soccer uniform sales compared to four and a half months in Fiscal 2013.

OUTLOOK

Forward-looking statements are included in this MD&A, including this "Outlook" section. See "Caution Regarding Forward-Looking Statements" for a discussion of risks, uncertainties, and assumptions relating to these statements. For a description of the risks relating to the Company, refer to the "Risk Factors" section of this MD&A.

Our Company's revenues are generated from: (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates, (ii) repeat orders, which are for at-once delivery, and (iii) other orders. The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Historical disclosure regarding our hockey booking orders was intended to provide visibility into the demand for our products by our customers. We have limited visibility to orders other than booking orders.

CASCADE branded lacrosse helmet sales are primarily custom orders with a 48-hour turnaround time, so the visibility to these orders is limited.

Our team apparel orders, including uniforms for ice hockey, roller hockey, lacrosse, soccer and other team sports, are typically fulfilled within a 30 to 60 day turnaround time, so the visibility to customer orders in advance is limited.

As a result of the Easton Baseball/Softball Acquisition, we expect the seasonality of our revenues and profitability to be reduced compared to our historical seasonality.

Our gross profit margins are also susceptible to change due to higher or lower product costs, the mix of sales between product categories or different price points, fluctuations in our non-U.S. dollar revenue currencies, as well as other factors. During Fiscal 2014 our gross profit margins were unfavorably impacted by a weaker Canadian dollar against the U.S. dollar. Should this continue, our gross profit margins will be further unfavourably impacted. The Company mitigates this risk with economic hedges, the benefit of which is recorded in finance costs/income. We currently expect continued increases in our cost of goods sold due to, among other factors, unfavorable fluctuations in certain Asian currencies and the Canadian dollar against the U.S. dollar, increases in labour rates, and increases in raw material and freight costs. To help mitigate this cost inflation, we intend to continue our cost reduction and supply chain initiatives as well as evaluate alternative strategies as needed. Current initiatives include working with our manufacturing partners to develop lower cost materials and to assemble products more efficiently. We also currently intend to continue our investment in R&D, and review our internal and external distribution structure to lower costs and improve services.

Our operating expenses can fluctuate due to increased investments in personnel, marketing and product development programs, and other functional initiatives. As a result of the Easton Baseball/Softball Acquisition, and our dual listing on the Toronto Stock Exchange and the New York Stock Exchange, we expect certain public company and other functional costs to increase over historical levels. Also, over time, we expect to increase the investment in R&D for baseball/softball.

Management believes that hockey retail inventories have returned to more normal levels in all categories.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

We believe that ongoing operations and associated cash flows, in addition to our cash resources and New ABL Facility (defined herein), provide sufficient liquidity to support our business operations for at least the next 12 months. Furthermore, as of May 31, 2014, the Company held cash and cash equivalents of $6.9 million and had availability of $66.3 million under the New ABL Facility, which provides further flexibility to meet any unanticipated cash requirements due to changes in working capital commitments or liquidity risks associated with financial instruments. Such changes may arise from, among other things, the seasonality of our business (see the "Financial Performance — Factors Affecting our Performance — Seasonality" and "Outlook" sections), the failure of one or more customers to pay their obligations (see the "Quantitative and Qualitative Disclosures About Market and Other Financial Risks — Credit Risk" section) or from losses incurred on derivative instruments, such as foreign exchange swaps, interest rate contracts, and foreign currency forwards (see the "Financial Performance — Factors Affecting our Performance — Finance Costs/Income" section).

The following table summarizes our net cash flows provided by and used in operating, investing and financing activities:

	Twelve Months Ended
(millions of U.S. dollars)	May 31, 2014	May 31, 2013

Net cash flows from (used in) operating activities	$11.5	$16.9
Net cash flows from (used in) investing activities	(358.4)	(81.4)
Net cash flows from (used in) financing activities	349.7	63.9
Effect of exchange rate changes on cash	(0.4)	—
(Decrease) / increase in cash	2.4	(0.6)
Beginning cash	4.5	5.1

Ending cash	$6.9	$4.5

Net Cash From (Used In) Operating Activities

Net cash from operating activities for the twelve month period ended May 31, 2014 was $11.5 million, a decrease of $5.4 million compared to net cash from operating activities of $16.9 million for the twelve month period ended May 31, 2013, driven by higher interest paid and higher taxes paid, partially offset by improved cash flow from working capital.

Net Cash From (Used In) Investing Activities

Net cash used in investing activities for the twelve month period ended May 31, 2014 was $358.4 million, an increase of $277.0 million compared to net cash used of $81.4 million for the twelve month period ended May 31, 2013, due primarily to the Easton Baseball/Softball Acquisition in the twelve month period ended May 31, 2014, as compared to the Cascade, Inaria, and Combat Sports acquisitions in the twelve month period ended May 31, 2013.

Net Cash From (Used In) Financing Activities

Net cash from financing activities for the twelve month period ended May 31, 2014 was $349.7 million, an increase of $285.8 million compared to net cash flows from financing activities of $63.9 million for the twelve month period ended May 31, 2013, due primarily to the financing of the Easton Baseball/Softball Acquisition with a combination of an asset-backed revolving credit facility and senior secured loans in the twelve month period ended May 31, 2014.

INDEBTEDNESS

Credit Facilities

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into the New Term Loan Facility (as defined herein) and the Company and certain of its subsidiaries entered into the New ABL Facility (as defined herein). The New Term Loan Facility and the New ABL Facility (referred to herein together as the "Credit Facilities") replaced the Company's existing credit facilities.

As of May 31, 2014, $450.0 million was drawn under the New Term Loan Facility and $89.5 million was drawn under the New ABL Facility. Following completion of the Offering on June 25, 2014, the Company used the net proceeds of the Offering and repaid $119.5 million under the New Term Loan Facility. The repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due for the life of the facility.

The following is a summary of certain provisions of the Credit Facilities, which summary is not intended to be complete. Reference is made to the Credit Facilities for a complete description, and the full text of their provisions, which are available on SEDAR at www.sedar.com.

New Term Loan Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company entered into an amortizing term credit facility in the principal amount of $450 million U.S. dollars by and among the Company, as borrower, Bank of America, N.A., as administrative agent and collateral agent, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, JP Morgan Chase Bank, N.A. and RBC Capital Markets, as syndication agents, and the lenders party thereto from time to time (the "New Term Loan Facility"). The New Term Loan Facility matures on April 15, 2021. The New Term Loan Facility contains representations and warranties, affirmative and negative covenants and events of default customary for credit facilities of this nature.

The New Term Loan Facility may be prepaid at any time in whole or in part without premium or penalty, upon written notice, at the option of the Company, other than (i) reimbursement of the New Term Loan Facility lenders for any funding losses and redeployment costs (but not loss of margin) resulting from prepayments of LIBOR advances in certain circumstances, and (ii) a 1% soft-call premium for certain voluntarily prepayments (not including the $119.5 million repayment from the net proceeds of the Offering) made during the six month period following the closing of the Easton Baseball/Softball Acquisition. Any amounts prepaid under the New Term Loan Facility may not be reborrowed. In certain circumstances, the Company is permitted to add one or more incremental term loan facilities under the New Term Loan Facility. As well, in certain circumstances and from time to time, the Company is permitted to refinance loans or incremental term loans under the New Term Loan Facility, in whole or in part.

Interest Rates

The interest rates per annum applicable to the New Term Loan Facility equal the sum of (a) the applicable margin percentage (as described below), plus, at the Company's option, (b) either (x) LIBOR, subject to a 1% floor or (y) the U.S. base rate (each as determined in accordance with the terms of the New Term Loan Facility). The applicable margin is 3.50% per annum in the case of LIBOR advances and 2.50% per annum in the case of U.S. base rate advances. The Company's $119.5 million repayment from the net proceeds of the Offering activated the Leverage Step-Down Trigger (as defined in the New Term Loan Facility). Effective July 1, 2014, the applicable margin is 3.00% per annum in the case of LIBOR advances and 2.00% per annum in the case of U.S. base rate advances for so long as the Consolidated Total Net Leverage Ratio (as defined in the New Term Loan Facility) remains less than 4.25:1.00.

Guarantees and Security

The obligations of the Company under the New Term Loan Facility are guaranteed by certain subsidiaries of the Company, including each of the existing and future direct and indirect wholly-owned material Canadian and U.S. subsidiaries of the Company (collectively, the "Term Loan Guarantors"). The New Term Loan Facility is secured by a perfected first priority security interest (subject to permitted liens and certain exceptions) in: (a) all present and future shares of capital stock of each present and future subsidiary of the Company (subject to certain exceptions); (b) all present and future debt owed to the Company or any Term Loan Guarantor; (c) all present and future property and assets, real and personal (other than assets constituting ABL Priority Collateral (as defined herein)) of the Company and each Term Loan Guarantor, and all proceeds and products of the property and assets described above (collectively, the "Term Priority Collateral"). The New Term Loan Facility is further secured by a perfected second priority security interest in the ABL Priority Collateral (as defined herein), subject to permitted liens and certain exceptions.

New ABL Facility

Concurrently with the closing of the Easton Baseball/Softball Acquisition, the Company and certain of its subsidiaries entered into a revolving, non-amortizing asset-based credit facility in an amount equal to the lesser of $200 million U.S. dollars (or the Canadian dollar equivalent thereof) and the Borrowing Base (as defined herein) by and among Bauer Hockey Corp. and its Canadian subsidiaries from time to time party thereto, as Canadian borrowers (collectively, the "Canadian ABL Borrowers"), Bauer Hockey, Inc. and its U.S. subsidiaries from time to time party thereto, as U.S. borrowers (collectively, the "U.S. ABL Borrowers", and collectively with the Canadian ABL Borrowers, the "ABL Borrowers"), the Company as parent, Bank of America, N.A., as administrative agent and collateral agent, JP Morgan Chase Bank, N.A. and an affiliate of RBC Dominion Securities Inc., as syndication agents, Bank of America, N.A., J.P. Morgan Securities LLC, RBC Capital Markets and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Bank of America, N.A., J.P. Morgan Securities LLC, and RBC Capital Markets, as bookrunners, and the various lenders party thereto (the "New ABL Facility"). The ABL Borrowers are permitted under the New ABL Facility to solicit the lenders to provide additional revolving loan commitments in an aggregate amount not to exceed $75 million U.S. dollars (or the Canadian dollar equivalent thereof). The New ABL Facility matures on April 15, 2019 and may be drawn in U.S. dollars by the U.S. ABL Borrowers and either U.S. dollars or Canadian dollars by the Canadian ABL Borrowers, as LIBOR loans, CDOR loans, U.S. base rate loans, Canadian prime rate loans, as applicable, or letters of credit or swingline loans (with a sublimit of up to $25 million U.S. dollars available for letters of credit and up to $20 million U.S. dollars for swingline loans (or, in each case, the Canadian dollar equivalent thereof)), each as determined in accordance with the terms of the New ABL Facility. The New ABL Facility contains representations and warranties, affirmative and negative covenants, and events of default customary for credit facilities of this nature.

Under the New ABL Facility, the ABL Borrowers were permitted to draw up to $25 million U.S. dollars (or the Canadian dollar equivalent thereof) to partially finance the Easton Baseball/Softball Acquisition. The ABL Borrowers are permitted to use the undrawn amount under the New ABL Facility from time to time for ordinary course working capital and for general corporate purposes. Voluntary reductions of the unutilized portion of the New ABL Facility commitments and voluntary prepayments under the New ABL Facility are permitted at any time, without premium or penalty, subject to reimbursement of the Lenders' redeployment costs in the case of prepayments of LIBOR advances in certain circumstances. Voluntary prepayments under the New ABL Facility may be reborrowed.

Borrowing Base

The borrowing base (the "Borrowing Base") under the New ABL Facility for the interim period up until the 90th day following the Closing Date (subject to extension at the discretion of the Agent) is deemed to be the greater of $100.0 million or as calculated by adding the net book value of (a) Accounts of the Borrowers, multiplied by the advance rate of 50%, plus (b) the net book value of Inventory of the Borrowers located in the United States or Canada multiplied by the advance rate of 45%.

After the interim period the Borrowing Base equals the sum of the Canadian Borrowing Base (as defined herein) and the U.S. Borrowing Base (as defined herein).

The "Canadian Borrowing Base" means, subject to customary reserves and eligibility criteria, the sum of (a) 85% of the Canadian ABL Borrowers' eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the Canadian ABL Borrowers' eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the Canadian ABL Borrowers' eligible inventory.

The "U.S. Borrowing Base" means, subject to customary reserves and eligibility criteria, the sum of (a) 85% of the U.S. ABL Borrowers' eligible accounts receivable; plus (b) the lesser of (x) 70% of the cost (valued on a first in, first out basis) of the U.S. ABL Borrowers' eligible inventory, or (y) 85% of the appraised net orderly liquidation value of the U.S. ABL Borrowers' eligible inventory.

Interest Rates and Fees

At the option of the ABL Borrowers, until August 31, 2014, the interest rates under the New ABL Facility are (i) LIBOR or CDOR, as applicable, plus 1.75% per annum or (ii) the U.S. base rate or Canadian prime rate, as applicable, plus 0.75% per annum. Following August 31, 2014, interest rate margins under the New ABL Facility are determined with reference to the following grid, based on the average availability, as a percentage of the aggregate commitments, during the immediately preceding quarter:

Average Availability (% of Line Cap)	Interest Rate Margin for LIBOR/CDOR Rate Loans	Interest Rate Margin for U.S. Base Rate/Canadian Prime Rate Loans
Equal to or greater than 66%	1.50%	0.50%
Less than 66% but equal to or greater than 33%	1.75%	0.75%
Less than 33%	2.00%	1.00%

The ABL Borrowers may elect interest periods of one, two, three or six months (or 12 months if agreed to by all the Lenders) for LIBOR or CDOR loans.

A per annum fee equal to the interest rate margin for LIBOR or CDOR loans under the New ABL Facility will accrue on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, payable in arrears on the first day of each quarter. In addition, the ABL Borrowers shall pay (a) a fronting fee equal to 0.125% on the average daily amount of the aggregate undrawn amount of outstanding letters of credit, and (b) customary issuance and administration fees.

The ABL Borrowers will initially pay a commitment fee of 0.50% per annum on the average daily unused portion of the New ABL Facility. From and after August 31, 2014, the commitment fee is to be determined by reference to the following grid based on the average utilization of the commitments under the New ABL Facility during the immediately preceding fiscal quarter:

Average Usage (% of commitments)	Commitment Fee %
Less than 50%	0.375%
Equal to or greater than 50%	0.25%

Upon the occurrence and during the continuance of a payment event of default, the outstanding amounts under the New ABL Facility are subject to an additional 2% per annum of default interest.

The interest rate on the Credit Facilities for the three month period ended May 31, 2014 ranged from 1.90% to 5.75%. As of May 31, 2014, there are three letters of credit totaling $1.1 million outstanding under the New ABL Facility.

Credit Ratings

Following a review of the implications of the Easton Baseball/Softball Acquisition, Standard & Poor's Ratings Services ("S&P") assigned an initial B+ corporate credit rating, with a stable outlook, and a B+ rating to the Company's New Term Loan Facility. Moody's Investor Services ("Moody's") assigned an initial B1 Corporate Family Rating and a B1-PD probability of default to the Company. Moody's also assigned a B2 rating to the Company's New Term Loan Facility and a SGL 2 speculative grade liquidity rating, with a stable outlook.

Former Credit Facilities

Prior to the Easton Baseball/Softball Acquisition, the Company's former credit facilities consisted of a (i) $130.0 million term loan, denominated in both Canadian dollars and U.S. dollars, and (ii) $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars.

The interest rates per annum applicable to the loans under the former credit facilities is equal to an applicable margin percentage, plus, at the Borrowers' option depending on the currency of borrowing, (1) the U.S. base rate/Canadian base rate, or (2) LIBOR/Bankers Acceptance rate. The applicable margin percentages are subject to adjustment based upon the Company's Leverage Ratio (as defined under the former credit facilities) as follows:

Leverage Ratio	Base Rate/ Canadian Base Rate Margin	LIBOR/BA Rate Margin	Unused Commitment Fees
Equal to or greater than 3.00:1.00	1.25%	2.50%	0.50%
Equal to or greater than 2.50:1.00 but less than 3.00:1.00	1.00%	2.55%	0.45%
Equal to or greater than 2.00:1.00 but less than 2.50:1.00	0.75%	2.00%	0.40%
Less than 2.00:1.00	0.50%	1.75%	0.35%

The interest rate on the former credit facilities for the period June 1, 2013 to April 15, 2014 ranged from 2.48% to 4.00%, and for the period March 1, 2014 to April 15, 2014 ranged from 2.48% to 4.25%.

Leverage Ratio

The Amended Credit Facility and the Credit Facilities define Leverage Ratio as Net Indebtedness divided by EBITDA. Net Indebtedness includes such items as the Company's term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last 12 months as of the reporting date, less the average amount of cash for the last 12 months as of the reporting date. EBITDA is defined in both the Amended Credit Facility and Credit Facilities. The following table depicts the Company's Leverage Ratio:

	As of May 31, 2014	As of February 28, 2014	As of November 30, 2013	As of August 31, 2013	As of May 31, 2013
Leverage Ratio	4.78	2.51	2.67	2.70	2.70

CAPITAL EXPENDITURES

In the three month period ended May 31, 2014 and the three month period ended May 31, 2013, we incurred capital expenditures of $2.5 million and $3.5 million, respectively. In the twelve month period ended May 31, 2014 and the twelve month period ended May 31, 2013, we incurred capital expenditures of $6.0 million and $7.4 million, respectively. As a percentage of revenues, our capital expenditures for the twelve months ended May 31, 2014 were 1.4% of revenues compared to 1.8% of revenues for the twelve months ended May 31, 2013. The capital investments were incurred for R&D, information systems to assist in streamlining our growing organization, and investments in retail marketing assets. The year-over-year decrease is driven by lower information systems investments compared to the prior year when the Company was integrating its information systems with those of Cascade. Our ordinary course of operations requires minimal capital expenditures for equipment given that we manufacture most of our products through our manufacturing partners. Going forward, to support our growth and key business initiatives, we currently anticipate moderately higher levels of capital expenditures and investment.

CONTRACTUAL OBLIGATIONS

The following table summarizes our material contractual obligations as of May 31, 2014:

(millions of U.S. dollars)	Total	Less Than 1 Year	1 — 3 Years	3 — 5 Years	More Than 5 Years
Operating lease obligations(1)	$25.8	$8.6	$8.6	$4.0	$4.6
Endorsement contracts(2)	15.2	7.2	5.7	1.2	1.1
Long-term borrowings:(3)
Revolving loan	88.9	88.9	—	—	—
Term loan due 2021	450.0	4.5	9.0	9.0	427.5
Inventory purchases(4)	101.2	101.2	—	—	—
Non-inventory purchases(4)	1.9	1.5	0.2	0.2	—

Total	$683.0	$211.9	$23.5	$14.4	$433.2

(1)
Future lease obligations are not recognized in our Consolidated Statements of Financial Position. The operating lease obligations for buildings and equipment expire at various dates through the fiscal year ended May 31, 2030. Certain of the leases contain renewal clauses for the extension of the lease for one or more renewal periods. Capital lease obligations are immaterial to the Company's financial statements.

(2)
The amounts listed for endorsement contracts represent approximate amounts of base compensation and minimum guaranteed royalty fees the Company is obligated to pay athletes, sports teams, and other endorsers of the Company's products. Actual payments under some contracts may be higher than the amounts listed as these contracts provide for bonuses to be paid to the endorsers based upon certain achievements and/or royalties on product sales in future periods. Actual payments under some contracts may also be lower as these contracts include provisions for reduced payments if certain performance criteria are not met. In addition to the cash payments, the Company is obligated to furnish the endorsers with products for their use. It is not possible to determine how much the Company will spend on this product on an annual basis as the contracts do not stipulate a specific amount of cash to be spent on the product. The amount of product provided to the endorsers will depend on many factors including general playing conditions, the number of sporting events in which they participate, and the Company's decisions regarding product and marketing initiatives. In addition, the costs to design, develop, source, and purchase the products furnished to the endorsers are incurred over a period of time and are not necessarily tracked separately from similar costs incurred for products sold to customers.

(3)
Amounts represent principal payments on outstanding debt. For more information, please refer to the "Indebtedness" section and the notes to the audited annual consolidated financial statements for the fiscal year ended May 31, 2014.

(4)
Inventory and non-inventory purchase obligations include various commitments in the ordinary course of business that would include the purchase of goods or services that are not recognized in our Consolidated Statements of Financial Position.

OFF-BALANCE SHEET ARRANGEMENTS

We enter into agreements with our manufacturing partners on tooling requirements for our manufactured products. These agreements form an important part of the Company's supply chain strategy and cash flow management. The following table summarizes our vendor tooling commitments as of May 31, 2014 and Fiscal 2014:

(millions of U.S. dollars)				Open purchase orders amortization value
Vendor	Tooling acquisition value	Cost paid	Owed amounts as of May 31, 2014		Outstanding liability Fiscal 2014
Supplier A	$6.0	$3.8	$2.2	$0.1	$2.1
Supplier B	5.2	4.4	0.8	0.1	0.7
Supplier C	1.0	0.4	0.6	—	0.6
Supplier D	0.5	0.4	0.1	—	0.1
Supplier E	0.3	0.1	0.2	—	0.2
Supplier F	0.2	0.1	0.1	—	0.1
Supplier G	0.1	—	0.1	—	0.1
Supplier H	0.1	0.1	—	—	—

Total	$13.4	$9.3	$4.1	$0.2	$3.9

RELATED PARTY TRANSACTIONS

Two nominees of the Kohlberg Funds currently serve as directors of the Company pursuant to a nomination rights agreement. The Kohlberg Funds include Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which is advised or managed by Kohlberg Management VI, L.L.C.

As of May 31, 2014 there were no outstanding balances with any of the Kohlberg Funds.

CONTINGENCIES

In connection with the Business Purchase from Nike, a subsidiary of KSGI agreed to pay additional consideration to Nike in future periods based upon the attainment of a qualifying exit event. As of May 31, 2014, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10.0 million. As a condition to the acquisition in connection with the IPO, the Existing Holders entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder has agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make such a payment to Nike.

The Company previously entered into employment agreements with the former owners of Inaria in connection with the closing of the Inaria Acquisition. Included in the employment agreements are yearly performance bonuses payable in the event Inaria achieves gross profit targets in the period one to four years following the closing. These amounts will be accrued over the required service period. As of May 31, 2014 the potential undiscounted amount of the future payments that the Company could be required to make is between $0 and $2.0 million Canadian dollars. In the twelve months ended May 31, 2014 the Company paid $0.6 million related to the performance bonuses for gross profit targets achieved in Fiscal 2013.

In addition to the matters above, during the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material adverse impact on the Company's financial position or results of operations.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET AND OTHER FINANCIAL RISKS

Foreign Currency Risk

Foreign currency risk is the risk we incur due to fluctuating foreign exchange rates impacting our results of operations. We are exposed to foreign exchange rate risk driven by the fluctuations against the U.S. dollar of the currencies in which we collect our revenues: the Canadian dollar, euro, Swedish krona, Norwegian krona, and Danish krona. Our exposure also relates to debt held in Canadian dollars and purchases of goods and services in foreign currencies. While we purchase a majority of our products in U.S. dollars, we are exposed to cost variability due to fluctuations against the U.S. dollar of certain foreign currencies, primarily: the Canadian dollar, Chinese renminbi, Taiwanese new dollar and Thai baht. We continuously monitor foreign exchange risk and have entered into various arrangements to mitigate our foreign currency risk.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and a New ABL Facility that bears interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flow to service this debt. We have entered into an interest rate cap on a portion of our term debt to mitigate our interest rate risk.

Credit Risk

Credit risk is when the counterparty to a financial instrument or a customer fails to meet its contractual obligations, resulting in a financial loss to the Company. The counterparties to all derivative transactions are major financial institutions with investment grade credit ratings. However, this does not eliminate the Company's exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted. To manage this risk, the Company has established strict counterparty credit guidelines that are continually monitored and reported to senior management according to specified guidelines.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers' receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability, and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates the counterparty risk.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations. We continually monitor our actual and projected cash flows. We believe our cash flows generated from operations combined with our New ABL Facility provide sufficient funding to meet our obligations.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, income, and expenses. The judgments and estimates are reviewed on an ongoing basis and estimates are revised and updated accordingly. Actual results may differ from these estimates. Significant areas requiring the use of judgment in application of accounting policies, assumptions, and estimates include fair value determination of assets and liabilities in connection with business combinations, fair valuation of financial instruments, impairment of non-financial assets, valuation allowances for receivables and inventory, amortization periods, provisions, employee benefits, share-based payment transactions, and income taxes.

We believe our critical accounting estimates are those related to acquisitions, valuation of derivatives, share-based payments, warranties, retirement benefit obligations, depreciation and amortization, income taxes, and impairment of non-financial assets. We consider these accounting estimates critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters.

Acquisitions

The fair value of assets acquired and liabilities assumed in a business combination is estimated based on information available at the date of the acquisition. The estimate of fair value of the acquired intangible assets (including goodwill), property, plant and equipment, and other assets and the liabilities assumed at the date of acquisition as well as the useful lives of the acquired intangible assets and property, plant and equipment is based on assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition.

Valuation of derivatives

In the valuation of the Company's outstanding derivatives, foreign currency forward contracts and foreign exchange swaps, the fair value is based on current foreign exchange rates at each reporting date. Since the Company recognizes the fair value of these financial instruments on the consolidated statements of financial position and records changes in fair value in the current period earnings, these estimates will have a direct impact on the Company's net income or loss for the period.

Share-based payments

Accounting for the grant date fair value of stock option awards and the number of awards that are expected to vest is based on a number of assumptions and estimates, including the risk-free interest rate, expected share volatility, expected dividend yield, estimated forfeiture rates, and expected term. The calculation of the grant date fair value requires the input of highly subjective assumptions and changes in subjective input assumptions can materially affect the fair value estimate.

Warranties

Estimated future warranty costs are accrued and charged to cost of goods sold in the period in which revenues are recognized from the sale of goods. The recognized amount of future warranty costs is based on management's best information and judgment and is based in part upon the Company's historical experience. An increase in the provision for warranty costs, with a corresponding charge to earnings, is recorded in the period in which management estimates that additional warranty obligations are likely.

Retirement benefit obligations

Accounting for the costs of the defined benefit obligations is based on actuarial valuations. The present value of the defined benefit obligation recognized in the consolidated statements of financial position and the net financing charge recognized in the consolidated statements of comprehensive income is dependent on current market interest rates of high quality, fixed rate debt securities. Other key assumptions within this calculation are based on market conditions or estimates of future events, including mortality rates. Since the determination of the costs and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process.

Depreciation and amortization

Management is required to make certain estimates and assumptions when determining the depreciation and amortization methods and rates, and residual values of equipment and intangible assets. Useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Management reviews amortization methods, rates, and residual values annually and adjusts amortization accordingly on a prospective basis.

Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the financial statements. Judgments are also made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Impairment of non-financial assets

Management exercises judgment in assessing whether there are indications that an asset may be impaired. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimates of discounted cash flow projections and other relevant assumptions. The assumptions used in the estimated discounted cash flow projections involve estimates and assumptions regarding discount rates, royalty rates, and long-term terminal growth rates. Differences in estimates could affect whether goodwill or intangible assets are in fact impaired and the dollar amount of that impairment.

STANDARDS ADOPTED

The following standards and amendments to existing standards have been adopted by the Company on June 1, 2013:

Financial Statement Presentation

The IASB issued amendments to IAS 1, Financial Statement Presentation ("IAS 1"), which requires changes in the presentation of other comprehensive income, including grouping together certain items of other comprehensive income that may be reclassified to net income (loss). As a result of the adoption of the IAS 1 amendments the Company has modified its presentation of other comprehensive income (loss) in the audited annual consolidated financial statements.

Employee Benefits

The IASB issued amendments to IAS 19, Employee Benefits ("IAS 19"). The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the guidance concerning the measurement of plan assets and defined benefit obligations, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans and the introduction of enhanced disclosures for defined benefit plans. The adoption of the amendments to IAS 19 did not have an impact on the Company's financial statements.

Consolidated Financial Statements

The IASB issued IFRS 10, Consolidated Financial Statements ("IFRS 10"), which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation — Special Purpose Entities. The implementation of IFRS 10 and the amendments to IAS 27 did not have an impact on the Company's financial statements.

Disclosure of Interests in Other Entities

The IASB issued IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12"), which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate, or an unconsolidated structured entity and establishes comprehensive disclosure requirements for all forms of interests in other entities. The implementation of IFRS 12 did not have an impact on the Company's financial statements.

Fair Value Measurements

The IASB issued IFRS 13, Fair Value Measurements ("IFRS 13"), which defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. The Company has included the additional disclosures required by this standard in the audited annual consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event. An entity must have a legally enforceable right of set-off. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 32 amendments.

Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies ("IFRIC 21") was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. The Company is currently assessing the impact the adoption of this interpretation may have on the consolidated financial statements.

Financial Instruments

The IASB issued IFRS 9, Financial Instruments ("IFRS 9"). IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting. IFRS 9 (2013) introduces new requirements for hedge accounting that align hedge accounting more closely with risk management. The requirements also establish a more principles-based approach to hedge accounting and address inconsistencies and weaknesses in the hedge accounting model in IAS 39, Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is not specified but will be determined when the outstanding phases are finalized. However, application of IFRS 9 is permitted. The Company is currently assessing the impact of, and when to adopt, IFRS 9.

Annual Improvements to IFRS (2010 — 2012) and (2011 — 2013) Cycles

In December 2013, the IASB issued narrow-scope amendments to a total of nine standards as part of its annual improvements process. Amendments were made to clarify items including the definition of vesting conditions in IFRS 2, Share-based Payment, disclosures on the aggregation of operating segments in IFRS 8, Operating Segments, measurement of short-term receivables and payables under IFRS 13, Fair Value Measurement, definition of related party in IAS 24, Related Party Disclosures and other amendments. Special transitional requirements have been set for certain of these amendments. Most amendments will apply prospectively for annual periods beginning on or after July 1, 2014, and earlier application is permitted. The Company is in the process of assessing the potential impact of the amendments.

Recoverable Amount Disclosures for Non-Financial Assets

The IASB issued amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets ("IAS 36"). IAS 36 clarifies IASB's original intention to require the disclosure of the recoverable amount of impaired assets as well as additional disclosures about the measurement of the recoverable amount of impaired assets. The new requirements are effective for annual periods beginning on or after January 1, 2014. The Company is in the process of assessing the potential impact of the IAS 36 amendments.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers ("IFRS 15"). The objective of this standard is to provide a five-step approach to revenue recognition that includes identifying contracts with customers, identifying performance obligations, determining transaction prices, allocating transaction prices to performance obligations and recognizing revenue when performance obligations are satisfied. The standard also expands current disclosure requirements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, and earlier application is permitted. The Company is in the process of assessing the potential impact of IFRS 15.

NON-IFRS FINANCIAL MEASURES

This MD&A makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS. We use non-IFRS measures, such as Adjusted Net Income/Loss, Adjusted EPS, Adjusted EBITDA and Adjusted Gross Profit, to provide investors with a supplemental measure of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. We also use non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess our ability to meet our future debt service, capital expenditure, and working capital requirements.

The definition and reconciliation of Adjusted Gross Profit, Adjusted EBITDA, Adjusted Net Income/Loss, and Adjusted EPS used and presented by the Company to the most directly comparable IFRS measures follows below.

Adjusted Gross Profit

Adjusted Gross Profit is defined as gross profit plus the following expenses which are part of cost of goods sold: (i) amortization and depreciation of intangible assets, (ii) charges to cost of goods sold resulting from fair market value adjustments to inventory as a result of business acquisitions, (iii) reserves established to dispose of obsolete inventory acquired from acquisitions, and (iv) other one-time or non-cash items. We use Adjusted Gross Profit as a key performance measure to assess our core gross profit and as a supplemental measure to evaluate the overall operating performance of our cost of goods sold.

The table below provides the reconciliation of gross profit to Adjusted Gross Profit:

	Three Months Ended May 31,		Twelve Months Ended May 31,
(millions of U.S. dollars)	2014	2013	2014	2013	2012
Gross profit	$37.8	$33.8	$154.3	$147.2	$142.6

Amortization & depreciation of intangible assets(1)	2.2	0.9	4.8	3.6	2.5
Inventory step-up/step-down & reserves(2)	3.6	0.7	4.6	1.7	—
Other(3)	0.2	0.5	1.0	0.5	—

Adjusted Gross Profit	$43.8	$35.9	$164.7	$153.0	$145.1

(1)
Upon completion of the Business Purchase from Nike in 2008, the Maverik Lacrosse Acquisition in 2010, the Cascade Acquisition in June 2012, the Inaria Acquisition in October 2012, the Combat Acquisition in May 2013, and the Easton Baseball/Softball Acquisition in April 2014, the Company capitalized acquired intangible assets at fair market value. These intangible assets, in addition to other intangible assets subsequently acquired, are amortized over their useful life and we recognize the amortization as a non-cash cost of goods sold.

(2)
Upon completion of the Inaria, Combat Sports and Easton Baseball/Softball acquisitions, the Company adjusted Inaria's, Combat Sports' and Easton Baseball/Softball's inventories to fair market value. Included in the three and twelve month periods ended May 31, 2014 and May 31,

  2013, are charges to cost of goods sold resulting from the fair market value adjustment to inventory. This line also includes costs associated with the integration of the Inaria Acquisition in the twelve month period ended May 31, 2014.

(3)
Other represents the impact of the Canadian Tariff Reduction for the three and twelve month periods ended May 31, 2014 and May 31, 2013.

Adjusted EBITDA

Adjusted EBITDA is defined as net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the credit facilities, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains/losses on derivative instruments, and realized and unrealized gains/losses related to foreign exchange revaluation, and before restructuring and other one-time or non-cash charges associated with acquisitions, other one time or non-cash items, pre-IPO sponsor fees, costs related to share offerings, as well as share-based payment expenses. We use Adjusted EBITDA as the key metric in assessing our business performance when we compare results to budgets, forecasts and prior years. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the business that may not otherwise be apparent when relying solely on IFRS measures, and eliminates items that have less bearing on operating performance and cash flow. It is an alternative to measure business performance to net income and operating income, and management believes Adjusted EBITDA is a better measure of cash flow generation than, for example, cash flow from operations, particularly because it removes cash flow fluctuations caused by extraordinary changes in working capital. Adjusted EBITDA is used by management in the assessment of business performance and used by our Board of Directors as well as our lenders in assessing management's performance. It is also the key metric in determining payments under incentive compensation plans.

The table below provides the reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended May 31,		Twelve Months Ended May 31,
(millions of U.S. dollars)	2014	2013	2014	2013	2012
Net income (loss)	$0.3	$6.1	$20.1	$25.3	$30.2

Income tax expense (benefit)	(1.0)	0.3	7.4	9.8	13.1
Depreciation & amortization	3.8	2.1	10.4	7.8	5.7
Loss on extinguishment of debt	2.6	—	2.6	0.3	—
Gain on bargain purchase	—	(1.2)	—	(1.2)	—
Loss on disposal of fixed assets	0.2	—	0.2	—	—
Interest expense, net	3.4	1.3	7.5	6.6	7.6
Deferred financing fees	0.5	0.4	1.6	1.5	1.2
Unrealized (gain)/loss on derivative instruments, net(1)	3.5	(0.8)	2.0	(0.9)	(14.3)
Foreign exchange (gain)/loss(1)	(2.1)	0.1	(4.8)	(0.5)	2.7

EBITDA	$11.2	$8.3	$47.0	$48.7	$46.2
Acquisition Related Charges:
Inventory step-up/step-down & reserves(2)	3.6	0.7	4.5	1.7	—
Rebranding/integration costs(3)	2.2	1.1	4.1	3.2	—
Acquisition costs(4)	2.4	0.5	7.3	2.6	1.7
Maverik growth investment(5)	—	—	—	—	2.3

Subtotal	$8.2	$2.3	$15.9	$7.5	$4.0
Costs related to share offerings(6)	0.1	—	0.5	0.8	—
Share-based payment expense	1.6	1.7	4.5	3.6	1.3
Other(7)	0.2	1.7	1.1	1.7	—

Adjusted EBITDA	$21.3	$14.0	$69.0	$62.3	$51.5

(1)
The unrealized gain/loss on derivatives is the change in fair market value of the foreign exchange swaps, foreign currency forward contracts and interest rate contracts. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period. The foreign exchange gain/loss is the realized and unrealized gains and losses generated by the effect of foreign exchange on recorded assets and liabilities denominated in a currency different from the functional currency of the applicable entity are recorded in finance costs (income), as applicable, in the period in which they occur.

(2)
Upon completion of the Inaria, Combat Sports and Easton Baseball/Softball acquisitions, the Company adjusted Inaria's, Combat Sports' and Easton Baseball/Softball's inventories to fair market value. Included in the three and twelve month periods ended May 31, 2014 and May 31,

  2013, are charges to cost of goods sold resulting from the fair market value adjustment to inventory. This line also includes costs associated with the integration of the Inaria Acquisition in the twelve month period ended May 31, 2014.

(3)
The rebranding/integration costs for the three and twelve month periods ended May 31, 2014 are associated with the integration of the Cascade, Inaria, Combat Sports and Easton Baseball/Softball acquisitions. The rebranding/integration costs for the three and twelve month periods ended May 31, 2013 are associated with the integration of the Cascade, Inaria and Combat Sports acquisitions.

(4)
Acquisition-related transaction costs include legal, audit, and other consulting costs. The three and twelve month periods ended May 31, 2014 include costs related to the Combat Acquisition, the Easton Baseball/Softball Acquisition and costs related to reviewing corporate opportunities. Acquisition-related transaction costs in the three and twelve month periods ended May 31, 2013 include costs related to the Cascade, Inaria and Combat Sports acquisitions and costs related to reviewing corporate opportunities. In the twelve month period ended May 31, 2012 these charges relate to the Maverik Lacrosse Acquisition and costs related to reviewing corporate opportunities.

(5)
The Maverik growth investment includes compensation costs related to new hires at Maverik which were designed to support the business of Maverik during its initial start-up phase of growth for Fiscal 2011 and Fiscal 2012.

(6)
The costs related to share offerings in the twelve month period ended May 31, 2014 include legal, audit, and other consulting costs incurred as part of the Offering. The costs related to share offerings in the twelve month period ended May 31, 2013 include legal, audit, and other consulting costs incurred as part of the Kohlberg Offerings.

(7)
Other for the three and twelve month periods ended May 31, 2014 represent the impact of the Canadian Tariff Reduction. For the three and twelve month periods ended May 31, 2013, other represents the impact of the Canadian Tariff Reduction and $1.2 million for termination benefits.

Adjusted Net Income/Loss and Adjusted EPS

Adjusted Net Income/Loss is defined as net income adjusted for all unrealized gains/losses related to derivative instruments and unrealized gains/losses related to foreign exchange revaluation, non-cash or incremental charges associated with acquisitions, amortization of acquisition-related intangible assets for acquisitions since the IPO, costs related to share offerings, share-based payment expense and other non-cash or one-time items. Adjusted EPS is defined as Adjusted Net Income/Loss divided by the weighted average diluted shares outstanding. We use Adjusted Net Income/Loss and Adjusted EPS as key metrics for assessing our operational business performance and to assist with the planning and forecasting for the future operating results of the underlying business of the Company. We believe Adjusted Net Income/Loss and Adjusted EPS are useful information to investors because they highlight trends in the business that may not otherwise be apparent when relying solely on IFRS measures.

The table below provides the reconciliation of net income (loss) to Adjusted Net Income/Loss and to Adjusted EPS:

	Three Months Ended May 31,		Twelve Months Ended May 31,
(millions of U.S. dollars, except share and per share amounts)	2014	2013	2014	2013	2012
Net income (loss)	$0.3	$6.1	$20.1	$25.3	$30.2

Unrealized foreign exchange loss/(gain)(1)	1.8	(0.5)	(1.5)	(1.1)	(11.9)
Costs related to share offerings(2)	0.1	—	0.5	0.8	—
Acquisition-related charges(3)	10.1	2.8	19.6	9.5	4.0
Share-based payment expense	1.6	1.7	4.5	3.6	1.3
Other(4)	3.0	0.5	3.9	0.8	—
Tax impact on above items	(6.1)	(0.9)	(9.8)	(3.2)	1.9

Adjusted Net Income (Loss)	$10.8	$9.7	$37.3	$35.7	$25.5

Average diluted shares outstanding	37,871,858	36,887,222	37,496,996	36,407,008	31,703,527

Adjusted EPS	$0.29	$0.26	$1.00	$0.98	$0.81

(1)
The unrealized foreign exchange loss/gain represents the unrealized gain/loss on derivatives and the unrealized portion of the foreign exchange gain/loss from the Adjusted EBITDA table. The unrealized portion of the foreign exchange gain/loss in the three and twelve month periods ended May 31, 2014 was a gain of $1.7 million and $3.6 million, respectively. The unrealized portion of the foreign exchange gain/loss in each of the three and twelve month periods ended May 31, 2013 was a loss of $0.2 million and a gain of $0.2 million, respectively. The unrealized portion of the foreign exchange gain/loss in the twelve month period ended May 31, 2012 was a loss of $2.4 million.

(2)
The costs related to share offerings in the twelve month period ended May 31, 2014 include legal, audit, and other consulting costs incurred as part of the Offering. The costs related to share offerings in the twelve month period ended May 31, 2013 include legal, audit, and other consulting costs incurred as part of the Kohlberg Offerings.

(3)
Acquisition-related charges include rebranding/integration costs, and legal, audit, and other consulting costs associated with acquisition transactions. In the three and twelve month periods ended May 31, 2014, these charges relate to the Cascade, Inaria, Combat Sports and Easton Baseball/Softball acquisitions and costs related to reviewing corporate opportunities. In the three and twelve month periods ended

  May 31, 2013 these charges relate to the Cascade, Inaria and Combat Sports acquisitions and costs related to reviewing corporate opportunities. The charges also include amortization of intangible assets in the three and twelve month periods ended May 31, 2014 of $1.9 million and $3.7 million, respectively, and in the three and twelve month periods ended May 31, 2013 of $0.5 million and $2.0 million, respectively, and charges to cost of goods sold resulting from the fair market value adjustment to inventory in the three and twelve month period ended May 31, 2014 of $3.6 million and $4.5 million, respectively, and in the three and twelve month periods ended May 31, 2013 of $0.7 million and $1.7 million, respectively. This line also includes costs associated with the integration of the Inaria Acquisition in the twelve month period ended May 31, 2014. In the twelve month period ended May 31, 2012 these charges relate to the Maverik Lacrosse Acquisition and costs related to reviewing corporate opportunities.

(4)
For the three and twelve month periods ended May 31, 2014, other items represent the impact of the Canadian Tariff Reduction, the write-off of deferred financing fees recorded as a result of the replacement of the existing credit facilities with the New Term Loan Facility and the New ABL Facility and loss on disposal of fixed assets. Other items for the three and twelve month periods ended May 31, 2013 include the $1.2 million gain on bargain purchase related to the Combat Acquisition, $1.2 million for termination benefits and $0.5 million related to the Canadian Tariff Reduction. Also included in the twelve months ended May 31, 2013 is the write-off of $0.3 million of deferred financing fees as a result of amending the Credit Facility.

CONTROLS AND PROCEDURES

Management's Report on Disclosure Controls and Procedures

National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", issued by the Canadian Securities Administrators requires that the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") certify that they are responsible for establishing and maintaining disclosure controls and procedures for the Company, that disclosure controls and procedures have been designed and are effective in providing reasonable assurance that material information relating to the Company is made known to them, that they have evaluated the effectiveness of the Company's disclosure controls and procedures, and that their conclusions about the effectiveness of those disclosure controls and procedures at the end of the period covered by the relevant annual filings have been disclosed by the Company.

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined under National Instrument 52-109) and concluded, as of May 31, 2014, that such disclosure controls and procedures were effective and were designed to provide reasonable assurance that:

  •
  material information relating to the Company was made known to the CEO and CFO by others, particularly during the period in which the annual filings are being prepared; and

  •
  information required to be disclosed by the Company in its annual filings, interim filings, and other reports filed or submitted by the Company under securities legislation was recorded, processed, summarized, and reported within the time periods specified in securities legislation.

Management's Report on Internal Controls Over Financial Reporting

National Instrument 52-109 also requires the CEO and CFO to certify that they are responsible for establishing and maintaining internal controls over financial reporting for the Company, that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards, and that the Company has disclosed any changes in its internal controls during its most recent interim period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management, under the supervision of and with the participation of the Company's CEO and CFO, evaluated and concluded, as of May 31, 2014, that the Company's internal controls over financial reporting (as defined under National Instrument 52-109) were effective. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion about this evaluation. Based on their evaluation, the CEO and the CFO have concluded that, as at May 31, 2014, the Company's internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this evaluation, management used the Internal Control-Integrated Framework, which is a recognized and suitable framework as developed in 1992 by the Committee of Sponsoring Organizations of the Treadway Commissions (COSO). This evaluation also took into consideration the Company's Corporate Disclosure Policy and the functioning of its Disclosure Committee.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A about our current and future plans, expectations and intentions, results, levels of activity, performance, goals, or achievements, or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "trends", "indicates", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words, or other comparable words or phrases, are intended to identify forward-looking statements. Discussions containing forward-looking statements may be found, among other places, under the "Fourth Quarter Fiscal 2014 Highlights", "Recent Events", and "Outlook" sections. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions, and expected future developments, as well as other factors that we believe are appropriate and reasonable under the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct.

Many factors could cause our actual results, level of activity, performance, achievements, future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: inability to maintain and enhance brands, inability to introduce new and innovative products, intense competition in the sporting equipment and apparel industries, inability to introduce technical innovation, inability to own, enforce, defend and protect intellectual property rights worldwide, inability to ensure third-party suppliers will meet quality and regulatory standards, the infringement of intellectual property rights of others, diminution of the goodwill associated with the EASTON and MAKO brands caused by licensed users or unauthorized users, inability to translate booking orders into realized sales, change in the mix or timing of orders placed by customers, seasonal fluctuations in the demand for our products resulting from adverse weather or other conditions, decrease in ice hockey, baseball and softball, roller hockey or lacrosse participation rates, adverse publicity related to or reduced popularity of the National Hockey League ("NHL"), Major League Baseball ("MLB") or other professional or amateur leagues in sports in which our products are used, reliance on third- party suppliers and manufacturers, disruption of distribution chain or loss of significant customers or suppliers, imposition of new trade restrictions or existing trade restrictions becoming more burdensome, consolidation of our customer base (and the resulting possibility of lower gross margins due to negotiated lower prices), change in the sales mix towards larger customers, cost of raw materials, shipping costs and other cost pressures, risks associated with doing business abroad, inability to expand into international market segments, inability to accurately forecast demand for products, insufficient sell through of our products at retail, inventory shrinkage or excess inventory, product liability claims and product recalls, changes in compliance standards of testing and athletic governing bodies, risks associated with our third-party suppliers and manufacturers failing to manufacture products that comply with all applicable laws and regulations, inability to source merchandise profitably in the event new trade restrictions are imposed or existing trade restrictions become more burdensome, departure of senior executives or other key personnel, including senior management of Easton Baseball/Softball, litigation, including certain class action lawsuits, employment or union-related disputes, disruption of information technology systems, potential environmental liabilities, restrictive covenants in the Credit Facilities, unanticipated levels of indebtedness, inability to generate sufficient cash to service all the Company's indebtedness, inability to successfully integrate new acquisitions, such as Easton Baseball/Softball, inability to realize growth opportunities or cost synergies that are anticipated to result from new acquisitions, such as the Easton Baseball/Softball Acquisition, undisclosed liabilities acquired pursuant to recent acquisitions, possibility that historical and pro forma combined financial information may not be representative of our results as a combined company, significant transaction and related costs in connection with the integration of Easton Baseball/Softball, inability to continue making strategic acquisitions, possibility that judgments may be enforced against us, no public market for our securities in the United States, volatility in the market price for Common Shares, no prior trading history for Common Shares in the United States, possibility that we may be declared a passive foreign investment company ("PFIC") for United States tax purposes, possibility that we may need additional capital in the future, assertion that the acquisition of the Bauer business at the time of the IPO was an inversion transaction, conversions and potential future sales of Common Shares or Proportionate Voting Shares, our current intention not to pay cash dividends, conflicts of interests among investors, fluctuations in the value of certain foreign currencies, including the Canadian dollar, Chinese renminbi, euro, Swedish krona, Taiwanese new dollar and Thai baht in relation to the U.S. dollar, inability to manage foreign derivative instruments, general adverse economic and market conditions, changes in consumer preferences and the difficulty in anticipating or forecasting those changes, changes in government regulations, including tax laws and unanticipated tax liabilities, inability of counterparties and customers to meet their financial obligations, and natural disasters, as well as the factors identified in the "Risk Factors" section of this MD&A. Such factors are not intended to represent a complete list of the factors that could affect us; however, these factors should be considered carefully. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's financial performance and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements made herein. Unless otherwise stated, the forward-looking statements contained in this MD&A are made as of August 12, 2014, and we have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

MARKET AND INDUSTRY DATA

We have obtained the market and industry data presented in this MD&A from a combination of (i) internal company surveys and commissioned reports, (ii) third-party information, including from independent industry publications and reports, such as the SFIA, (iii) publicly available sport participation surveys from national sport organizations or governing bodies, including Hockey Canada, the IIHF, USA Hockey, US Lacrosse, USA Baseball, and FIFA, and (iv) the estimates of the Company's management team. As there are limited sources that report on ice hockey, roller hockey, lacrosse, soccer, baseball and softball equipment and related apparel markets, including soccer apparel, much of the industry and market data presented in this MD&A is based on internally generated management estimates by the Company, including estimates based on extrapolations from third-party surveys of ice hockey, roller hockey, lacrosse, baseball and softball equipment and related apparel markets, including soccer apparel, as well as publicly available sport participation surveys. While we believe our internal surveys, third-party information, publicly available sport participation surveys and estimates of our management are reliable, we have not verified them, nor have they been verified by any independent sources. While we are not aware of any misstatements regarding the market and industry data presented in this MD&A, such data involves risks and uncertainties and is subject to change based on various factors, including those factors discussed under "Caution Regarding Forward-Looking Statements" and "Risk Factors". References to market share data and market size in this MD&A are based on wholesale net revenues unless otherwise indicated.

To the extent market and industry data contained in this MD&A is referenced as a "management estimate" or qualified by phrases such as "we believe" or comparable words or phrases, we have internally generated such data by using a variety of methodologies. With respect to unregistered ice hockey player participation, we have relied on a combination of available external sources and assumed registered-to-unregistered player ratios in the major ice hockey markets. With respect to market size and market share data, we have relied on our internal sales figures and have estimated the sales figures of our competitors using the following data: (i) sales data supplied by major suppliers who participate in voluntary surveys, (ii) cross-references to participation rates and estimates of equipment replacement rates by consumers, (iii) available public reports from competitors (such as Easton Hockey and Reebok), largely to confirm industry trends, and (iv) retail surveys. Certain market and industry data estimated by us are based on, or take into account, assumptions made by us in light of our experience of historical trends, current conditions, as well as other factors. Although we believe such assumptions to be appropriate and reasonable in the circumstances, there can be no assurance that such estimates and assumptions are entirely accurate or correct. The purpose of using internal estimates is to provide the reader with important information concerning the industries in which we compete and our relative performance and may not be appropriate for other purposes. Readers should not place undue reliance on internal estimates made herein. The internal estimates contained in this MD&A are expressly qualified by this paragraph.

RISK FACTORS

You should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this MD&A, and all other information contained in this MD&A. The risks and uncertainties described below are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected.

Risks Related to Our Business

Our business depends on strong brands, and if we are not able to maintain and enhance our brands we may be unable to sell our products, which would harm our business and cause the results of our operations to suffer

We believe that the brand image we have developed has significantly contributed to the success of our business. We also believe that maintaining and enhancing the BAUER, VAPOR, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO brands is critical to maintaining and expanding our customer base. Maintaining and enhancing our brands may require us to make substantial investments in areas such as R&D, marketing and employee training, and these investments may not be successful. A primary component of our strategy involves expanding into other geographic markets, particularly within Russia and other Eastern European countries (for ice hockey), in Japan and other non-North American countries (for baseball and softball) and in Canada (for lacrosse). As we expand into new geographic markets, consumers in these markets may not accept our brand image and may not be willing to pay a premium to purchase our sporting equipment as compared to the locally established branded equipment. We anticipate that as our business expands into new markets, maintaining and enhancing our brands may become increasingly difficult and expensive. If we are unable to maintain or enhance the image of our brands, it could adversely affect our business and financial condition.

Sales of our products may be adversely affected if we cannot effectively introduce new and innovative products that meet our quality standards

Although design, safety and performance of our products is a key factor for consumer acceptance of our products, technical innovation and quality control in the design and manufacture of sporting equipment and related apparel is also essential to the commercial success of our products. R&D plays a key role in technical innovation. We include specialists in the fields of biomechanics, engineering, industrial design and related fields, as well as research committees and advisory boards made up of athletes, coaches, trainers, equipment managers and other experts to develop and test cutting-edge performance products. While we strive to produce quality products that enhance athletic safety and performance, and maximize comfort, if we fail to introduce technical innovation in our products the consumer demand for our products could decline.

The sporting equipment and related apparel industry is subject to constantly and rapidly changing consumer demands based, in part, on performance benefits. Our continued success depends, in part, on our ability to anticipate, gauge and respond to these changing consumer preferences in a timely manner while preserving the authenticity and quality of our brands. We believe the historical success of our business has been attributable, in part, to the introduction of products that represent an improvement in performance over products then available in the market. Our future success and growth will depend, in part, upon our continued ability to develop and introduce innovative products. Successful product design, however, can be displaced by other product designs introduced by competitors which shift market preferences in their favor. If we do not introduce successful new products or our competitors introduce products that are superior to ours, our customers may purchase more products from our competitors, which would result in a decrease in our revenues and an increase in our inventory levels, either of which could adversely affect our business and financial condition.

Our success is also dependent on our ability to prevent competitors from copying our innovative products and on the laws and law enforcement practices in respect of intellectual property in the countries in which we manufacture and sell our products. We may not be able to obtain intellectual property protection for an innovative product and, even if we do, we cannot assure that we would be successful in challenging a competitor's attempt to copy that product. Conversely, our competitors may obtain intellectual property protection for superior products that would preclude us from offering the same or similar features on our products. If a competitor's proprietary product feature became the industry standard, our customers may purchase more products from our competitors, which would result in a decrease in our revenues and an increase in our inventory levels, either of which could adversely affect our business and financial condition.

If we experience problems with the quality of our products, we may incur substantial expense to remedy the problems and our reputation and brands may be harmed, which could adversely affect our business and financial condition. See also "Risk Factors — We are subject to product liability, warranty and recall claims, and our insurance coverage may not cover such claims".

Our financial results will be affected by market conditions in the sporting equipment and related apparel industry, which is highly competitive and has certain segments with low barriers to entry

The sporting equipment industry is highly competitive. Competitive factors that affect our market position include the style, quality, technical and safety aspects and pricing of our products and the strength and authenticity of our brands. While our brand recognition creates significant barriers to entry in our markets, there are minimal barriers to entry into certain segments of the sporting equipment industry and related apparel industry. For example, there are low barriers to entry in the related apparel market, including certain performance, team and lifestyle segments. The general availability of offshore manufacturing capacity allows for rapid expansion by competitors and new entrants. Our competitors may overproduce, or face financial or liquidity difficulties, which may lead them to release their products at lower prices into the market or offer discounts to clear their inventory, resulting in decreased demand for our products. We face competition from well-known sporting goods companies, such as Adidas-owned Reebok, which has strong brand recognition inside and outside of hockey (and which also owns both the REEBOK and CCM brands) and Easton Hockey (which utilizes the EASTON brand under a trademark license from us). In baseball and softball, we compete with a number of international peers such as Hillerich & Bradsby-owned LOUISVILLE SLUGGER, Jarden-owned Rawlings Sporting Goods, Amer Sports-owned Wilson Sporting Goods and Mizuno Corp. In lacrosse, our principal competitors include New Balance-owned WARRIOR and BRINE, and privately-held STX, each of which has significant market share (other than in the helmet category), as well as Jarden-owned DEBEER in women's lacrosse. We also compete with smaller companies who specialize in marketing to our core customers. Our inability to effectively compete in the sporting equipment and related apparel market could adversely affect our business and financial condition.

One of our growth strategies is to operate in the highly competitive apparel market and the brand recognition, size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in us failing to execute on such growth strategy, a loss of our market share and a decrease in our net revenue and profitability

The market for athletic apparel is highly competitive and there are low barriers to entry in certain segments of the apparel market, including performance, team and lifestyle segments. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could adversely affect our business and financial condition. We compete directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of athletic apparel. We also face competition from wholesalers and direct retailers of traditional commodity athletic apparel, such as cotton T-shirts and sweatshirts. Many of our competitors in this segment are large apparel and sporting goods companies with strong worldwide brand recognition, such as Nike, Under Armour, Inc. and adidas AG, which includes the ADIDAS and REEBOK brands. Due to the fragmented nature of the industry, we also compete with other apparel sellers, including those specializing in hockey, baseball and softball, and lacrosse related apparel. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, R&D, store development, marketing, distribution and other resources than we do. In addition, much of our athletic apparel is sold at a price premium to our competitors.

Our competitors may be able to create and maintain brand awareness and market share in apparel more quickly and effectively than we can using traditional forms of advertising or otherwise. Our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing different distribution channels than we do, such as catalog sales or an extensive franchise network, as opposed to distribution through retail stores or wholesale, and many of our competitors have substantial resources to devote toward increasing sales in such ways. If we are unable to grow our apparel business, it could adversely affect our business and financial condition.

Our success is dependent on our ability to protect our valuable intellectual property rights worldwide and, if we are unable to acquire, enforce, defend and protect our intellectual property rights, our competitive position may be harmed

We rely on a combination of patent, trademark, industrial design and trade secret laws (including, contractual restrictions in, for example, confidentiality and license agreements) in our core geographic markets and other jurisdictions, to protect the innovations, brands and proprietary trade secrets and know how related to certain aspects of our business. We seek to protect our confidential proprietary information, in part, by entering into confidentiality and invention assignment agreements with our employees, consultants, contractors, suppliers, and collaborators. These agreements are designed to protect our proprietary information, however, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, or any third party may independently develop similar trade secrets and know how, and we may not be able to obtain adequate remedies for such breaches or independent developments. We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached.

We cannot assure that our actions taken to establish and protect our technology and brands will be adequate to prevent others from seeking to block sales of our products or to obtain monetary damages, based on alleged violation of their patents, trademarks or other proprietary rights. In addition, our competitors have obtained and may continue to obtain patents on certain features of their products, which may prevent us from offering such features on our products, may subject us to patent litigation, and in turn, could result in a competitive disadvantage to us. Moreover, third parties may independently develop technology or other intellectual property that is comparable with or similar to our own, and we may not be able to prevent their use of it. We cannot assure that any third party intellectual property, including patents and trademarks, for which we have obtained licenses are adequately protected to prevent imitation by others. If those third party owners fail to obtain or maintain adequate intellectual property protection or prevent substantial unauthorized use of the licensed intellectual property, we risk the loss of our rights under the third party intellectual property and competitive advantages we have developed based on those rights.

While we have selectively pursued patent and trademark protection in our core geographic markets, in some countries we have not perfected important patent and trademark rights. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of Canada or the United States. As a result, we may encounter significant problems in protecting, enforcing and defending our intellectual property outside of Canada and the United States. If we are unable to prevent material disclosure of the proprietary and confidential know how and trade secrets related to our technologies to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could adversely affect our business and financial condition.

We may be involved in lawsuits to protect, defend or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful

Our success depends in part on our ability to protect our trademarks, patents and trade secrets or know how from unauthorized use by others. To counter infringement or unauthorized use, we may be required to file infringement or misappropriation claims, which can be expensive and time-consuming. Any claims that we assert against perceived infringers could also provoke these parties to assert counterclaims against us alleging that we infringe or misappropriate their intellectual property rights. In addition, in an infringement proceeding, a court may decide that a patent or trademark of ours is invalid or is unenforceable, in whole or part, or may refuse to stop the other party in such infringement proceeding from using the technology or mark at issue on the grounds that our patents do not cover the technology in question or misuse our trade secrets or know how. An adverse result in any litigation or defense proceedings, including proceedings at the patent and trademark offices, could put one or more of our patents or trademarks at risk of being invalidated, held unenforceable or interpreted narrowly, and could put any of our patent or trademark applications at risk of not being issued as a registered patent or trademark. We cannot be sure that our patents, trademarks and trade secrets, including our contractual restrictions, will be adequate to prevent imitation of our products and technology by others. We may be unable to prevent third parties from using our intellectual property rights without our authorization, particularly in countries where we have not registered such rights, where the laws or law enforcement practices do not protect our intellectual property rights as fully as in Canada or the United States, or where intellectual property protection is otherwise limited or unavailable. In some foreign countries, where intellectual property laws or law enforcement practices do not protect our intellectual property rights as fully as in Canada and the United States, third-party manufacturers may be able to manufacture and sell imitation products and diminish the value of our brands as well as infringe our trademark rights. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential proprietary information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Common Shares. If we fail to obtain enforceable patent, trademark and trade secret protection, maintain our existing patent, trademark rights and trade secret protection, or prevent substantial unauthorized use of our trade secrets or know how and brands, we risk the loss of our intellectual property rights and competitive advantages we have developed, causing us to lose revenues and have an adverse effect on our business and financial condition. Accordingly, we devote substantial resources to the establishment and protection of our trademarks, patents, industrial designs and trade secrets or know how, and we continuously evaluate the registration of additional trademarks, industrial designs and patents, as appropriate. We cannot guarantee that any of our pending applications will be approved by the applicable governmental authorities. Moreover, even if the applications will be registered during the registration process, third parties may seek to oppose or otherwise challenge these applications or registrations.

Our success relies on our ability to protect our known brands and our rights to the use of such brands. Any difficulties in maintaining these brands may result in damage to our business and financial condition

Our best known brands include BAUER, VAPOR, SUPREME, NEXUS, MISSION, MAVERIK, CASCADE, INARIA, COMBAT, EASTON and MAKO. We believe that these trademarked and licensed brands, as applicable, are a core asset of our business and are of great value to us. If we lose any rights necessary for the use of a product name, our efforts spent building that brand will be lost and we will have to rebuild a brand for that product, which we may not be able to do.

VAPOR, one of our key hockey brands, is not owned by us and VAPOR and SUPREME are subject to use by third parties on products outside of hockey and skating. Our rights to the VAPOR brand are licensed from Nike, and Nike continues to own the mark and the goodwill associated therewith. We are required to comply with certain conditions regarding our use of the VAPOR mark, and are not permitted to use it on apparel or equipment primarily manufactured for participants in athletic activities other than hockey or skating. If we materially breach certain provisions of the Vapor License Agreement and do not or are unable to remedy such breach following notice by Nike, the Vapor License Agreement could be terminated, which would have an adverse effect on our business and financial condition. Nike has rights to use the VAPOR mark and the SUPREME mark on equipment and apparel outside of the hockey and skating markets. If Nike's, or its licensees', use of the VAPOR or SUPREME marks is associated with negative publicity, it may have an adverse effect on our business and financial condition.

While we retain ownership of the EASTON and MAKO marks, in connection with the Easton Baseball/Softball Acquisition, we granted to BRG Sports and its successors and assigns a license to use these brands to identify and market their hockey and cycling products (BRG Sports sold the cycling business to Raceface Performance Products Inc.). Under the terms of this license agreement, BRG Sports must ensure that all products, packing and advertising materials are of the same quality attained by BRG Sports in its 2013-2014 hockey and cycling product lines and marketed and distributed through channels that are consistent with maintaining this quality standard. Further, as a result of the Easton Baseball/Softball Acquisition, we assumed a license granted by Easton-Bell Sports, Inc. to a company owned by one of Easton-Bell Sports, Inc.'s founding members, to use the EASTON trademark in connection with the manufacture and sale of archery bows and accessories. As we do not control either of the above licensees or their successors, we can make no assurances as to how they will conduct business under the EASTON and MAKO brand names. If the conduct or product of a licensee were to create negative publicity for the EASTON or MAKO brands, it may have an adverse effect on our business and financial condition.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products

From time to time, third parties have challenged our patents, trademark rights and branding practices, or asserted intellectual property rights that relate to our products and product features. We may be required to defend such claims in the future, which, whether or not meritorious, could result in substantial costs and diversion of resources and could have an adverse effect on our business and financial condition or competitive position. If we are found to infringe a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We may also need to redesign or rename some of our products to avoid future infringement liability. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, which could materially harm our business. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Moreover, our involvement in litigation against third parties based on infringement of our intellectual property rights presents some risk that our intellectual property rights could be challenged and invalidated. See also "— We may be involved in lawsuits to protect or enforce our intellectual property rights, which could be expensive, time consuming and unsuccessful". Any of the foregoing could cause us to incur significant costs and prevent us from manufacturing or selling certain of our products, which could adversely affect our business and financial condition.

We may not be successful in converting booking orders into realized sales

Our revenues are generated from (i) booking orders, which are typically received several months in advance of the actual delivery date or range of delivery dates, (ii) repeat orders, which are for at-once delivery, and (iii) other orders. Booking orders include firm orders for which we are given specific delivery dates and planning orders for which we are given a range of delivery dates. Planning orders represent a small, but growing part of our total booking orders. In recent years, the conversion rate of planning orders, or the percentage of planning orders which are ultimately shipped, is not materially different than the conversion rate of firm orders. There can be no assurances that this trend will continue for upcoming seasons. Disclosure in our historical periodic filings regarding our hockey booking orders is intended to provide visibility into the demand for our products by our customers.

The seasonality of our business and the manner in which we solicit orders could create quarterly variations in the percentage of our revenues that are comprised of booking orders. Although our booking orders give us some visibility into our future financial performance, there may not be a direct relationship between our booking orders and our future financial performance given several factors, among which are: (i) the timing of order placement compared to historical patterns, (ii) our ability to service demand for our product, (iii) the willingness of our customers to commit to purchasing our product, and (iv) the actual sell-through of our products at retail driving changes in repeat orders. As a result, there can be no assurances that our booking orders will translate into realized sales. Failure to convert booking orders into realized sales could adversely affect our business and financial condition.

Our business is affected by seasonality, which could result in fluctuations in our operating results and the trading price of the Common Shares

We experience material fluctuations in aggregate sales volume during the year. Historically, revenues in the first fiscal quarter have exceeded those in the second and fourth fiscal quarters and revenues in the third fiscal quarter are lower than the other quarters. While the Easton Baseball/Softball Acquisition is expected to reduce our seasonality, the mix of product sales may nevertheless vary considerably from time to time as a result of changes in seasonal and geographic demand for particular types of equipment and related apparel. In addition, our customers may cancel orders, change delivery schedules or change the mix of products ordered with minimal notice. We may also make strategic decisions to deliver and invoice product at certain dates in order to lower costs or improve supply chain efficiencies. As a result, we may not be able to accurately predict our quarterly sales. Accordingly, our results of operations are likely to fluctuate significantly from period to period. This seasonality, along with other factors that are beyond our control, including general economic conditions, changes in consumer preferences, weather conditions, availability of import quotas, and currency exchange rate fluctuations, could adversely affect our business and financial condition. Our operating margins are also sensitive to a number of factors, including those that are beyond our control, as well as shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which we expect to continue. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our success depends in large part on the continued popularity of ice hockey, baseball and softball, roller hockey, and lacrosse as recreational sports and the popularity of the NHL, MLB, MLL, NCAA and Little League Baseball and other high-performance leagues for sports in which our products are used

We generate a material portion of our revenue from the sale of ice hockey equipment and related apparel. The other portion of our revenue flow is generated from the sale of baseball and softball, roller hockey, and lacrosse equipment and related apparel.

The demand for our ice hockey equipment and related apparel is directly related to the popularity of the sport of ice hockey, the number of professional and amateur ice hockey participants, and the amount of ice hockey being played by these participants. If ice hockey participation decreases, sales of our ice hockey equipment and related apparel could be adversely affected. The popularity of the NHL, as well as other professional ice hockey leagues in North America, Europe and the rest of the world, also affect the sales of our ice hockey equipment and related apparel. Our brands receive significant "on-ice" exposure as a result of our endorsements with, or purchases by, NHL players and other professional athletes. We depend on this "on-ice" exposure of our brands to increase brand recognition and reinforce the quality and high performance of our products. The Company maintains an important and valuable relationship with the NHL, the world's premier professional hockey league, and any work stoppages or significant reduction in television coverage of NHL games or any other significant decreases in either attendance at NHL games or viewership of NHL games will reduce the visibility of our brands and could adversely affect our sales of hockey equipment and related apparel. The NHL entered into a lockout during a portion of the 2012-2013 NHL regular season, and during that time the Company was unable to sell BAUER products to NHL teams or continue our NHL-related marketing efforts, reducing the visibility of BAUER products. There was a resolution to the NHL lockout on January 12, 2013, but we cannot assure you there will not be another lockout or long term decrease in the popularity of the NHL or other professional hockey leagues or in the "on-ice" exposure of BAUER products, which may adversely affect player participation rates and our sales of ice hockey equipment and related apparel.

Likewise, our sales of baseball and softball, roller hockey and lacrosse equipment and related apparel depends on the popularity of these sports, professional and amateur participation, and brand exposure from league play which if negatively impacted could adversely affect our business and financial condition. If MLB, the NCAA or Little League Baseball were to experience a significant reduction in television coverage or any other significant decreases in either attendance at games or viewership (including, in the case of MLB, as a result of work stoppages), the visibility of our brands would decrease, which could adversely affect the sales of our baseball and lacrosse equipment.

We cannot assure you that we will be able to maintain our existing endorsements with NHL players or other professional athletes or relationships with these leagues in the future or that we will be able to attract new leagues or athletes to endorse our products. Larger companies with greater access to capital for athlete or league sponsorship may in the future increase the cost of sponsorship to levels we may choose not to match. If this were to occur, our sponsored leagues may terminate their relationships with us and endorse the products of our competitors and we may be unable to obtain endorsements from other comparable leagues.

The value of our brands and sales of our products could be diminished if we, the athletes who use our products or the sports in which our products are used, are associated with negative publicity

We sponsor a variety of athletes and feature those athletes in our advertising and marketing materials, and many athletes and teams use our products, including those teams or leagues for which we are an official supplier. Actions taken by athletes, teams or leagues associated with our products that harm the reputations of those athletes, teams or leagues could also harm our brand image and result in a material decrease in our revenues, net income, and cash flows which could have an adverse effect on our financial condition and liquidity. We may also select athletes who are unable to perform at expected levels or who are not sufficiently marketable, which could also have an adverse effect on our business. If we are unable in the future to secure prominent athletes and arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion, which may not prove to be as effective or may result in additional costs. Also, union strikes or lockouts affecting professional play could negatively impact the popularity of the sport, which could have an adverse effect on our revenues from products used in that sport. Furthermore, negative publicity resulting from severe injuries or death occurring in the sports in which our products are used could negatively affect our reputation and result in restrictions, recalls or bans on the use of our products, whether or not such injuries or deaths are related to our products, and if the popularity of ice hockey, baseball and softball, or lacrosse (or other sports for which we design, manufacture and sell equipment and related apparel) among players and fans were to decrease due to these risks or the associated negative publicity, sales of our products could decrease and it could have an adverse impact on our revenues, profitability and operating results. We could become exposed to additional claims and litigation relating to the use of our products and our reputation may be adversely affected by such claims, whether or not successful or meritorious, including potential negative publicity about our products, which could adversely impact our business and financial condition.

Many of our products or components of our products are provided by a limited number of third-party suppliers and manufacturers and, because we have limited control over these parties, we may not be able to obtain quality products on a timely basis or in sufficient quantities

We rely on a limited number of suppliers and manufacturers for many of our products and for many of the components in our products. During Fiscal 2014, approximately 90% of our raw materials for our manufactured products were sourced from international suppliers. In addition, a substantial portion of our products are manufactured by third-party manufacturers. During Fiscal 2014, ten international manufacturers produced approximately 90% of our purchased finished goods. Following the Easton Baseball/Softball Acquisition, international manufacturers now produce approximately 93% of our finished goods.

If we experience significantly increased demand, or if, for any reason, we need to replace an existing manufacturer or supplier, there can be no assurance that additional supplies of raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any new supplier or manufacturer would allocate sufficient capacity to us in order to meet our requirements. In addition, should we decide to transition existing manufacturing between third-party manufacturers, the risk of such a problem could increase. For example (prior to the Easton Baseball/Softball Acquisition), Easton Baseball/Softball experienced quality issues when the manufacturing of composite baseball and softball bats was outsourced, which led to an increase in returns of defective bats in 2008. The issue was successfully addressed by working with the supplier in Asia to improve process controls to allow for the identification and resolution of quality issues prior to products being sold into the marketplace. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Any material delays, interruption or increased costs in the supply of raw materials or manufacture of our products could have an adverse effect on our ability to meet customer demand for our products and result in lower revenues and net income both in the short and long-term.

We have occasionally received, and may in the future receive, shipments of products that fail to conform to our quality control standards. In that event, unless we are able to obtain replacement products in a timely manner, we risk the loss of revenues resulting from the inability to sell those products and could incur related increased administrative and shipping costs, and there also could be a negative impact to our brands which could adversely impact our business and financial condition.

Problems with our distribution system could harm our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies

We rely on our distribution facility in Mississauga, Ontario, and on third-party logistics providers in Boras, Sweden and Aurora, Illinois for substantially all of our hockey product distribution. We broadened our arrangement with the Aurora, Illinois third-party vendor to encompass the distribution of all U.S. ice hockey equipment, and may further broaden our arrangements with both third-party vendors for additional products, but there can be no assurance that we will be able to enter into an agreement with these third parties on acceptable terms. We rely on our facilities in Salt Lake City, Utah and a third-party logistics provider in Memphis, Tennessee for substantially all of our baseball and softball product distribution. We rely on our facility in Liverpool, New York for substantially all of our lacrosse helmet and whitewater product distribution and we also distribute certain hockey helmets from this facility. Our distribution network includes computer processes and software that may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Our distribution facilities include computer controlled and automated equipment, which means their operations are complicated and may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions or other system failures. In addition, because substantially all of our products are distributed from a few locations, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters near our distribution centers. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the shipping of our products to and from the Aurora, Illinois, Boras, Sweden, Memphis, Tennessee, Salt Lake City, Utah, Mississauga, Ontario and Liverpool, New York distribution facilities. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed, which could adversely affect our business and financial condition.

The loss of one or more key customers could result in a material loss of revenues

Our customers do not have any contractual obligations to purchase our products on a multi-season or multi-year basis. For Fiscal 2014, our top 10 customers collectively accounted for approximately 39% of our revenues, with one customer accounting for approximately 11% of our revenues. With the Easton Baseball/Softball Acquisition we expect our top 10 customers collectively to account for approximately 37% of our revenues, with one customer to account for approximately 12% of our revenues. We face the risk that one or more of our key customers may not increase their business with us as much as we expect, may suffer from an economic downturn, may significantly decrease their business with us, may negotiate lower prices or may terminate their relationship with us altogether. The failure to increase our sales to these customers would have a negative impact on our growth prospects and any decrease or loss of these key customers' business or lower gross margins as a result of negotiated lower prices could adversely affect our business and financial condition. In addition, our customers in the retail industry continue to experience consolidation and some may face financial difficulties from time to time. A large portion of our sales are to specialty and "big box" sporting goods retailers, certain of whom are not strongly capitalized. Adverse conditions in the sporting goods retail industry can adversely impact the ability of retailers to purchase our products, or could lead retailers to request credit terms that would adversely affect our cash flow and involve significant risks of non-payment. As a result, we may experience a loss of customers or the un-collectability of accounts receivable in excess of amounts against which we have reserved, which could adversely affect our business and financial condition.

The cost of raw materials could affect our operating results

The materials used by us, our suppliers and our manufacturers involve raw materials, including carbon-fiber, aluminum, steel, resin and other petroleum-based products. Significant price fluctuations or shortages in petroleum or other raw materials, including the costs to transport such materials or finished products, the uncertainty of Asian currencies' fluctuations against the U.S. dollar, increases in labor rates, and/or the introduction of new and expensive raw materials, could have an adverse effect on our cost of goods sold, results of operations and financial condition.

We are subject to numerous risks associated with doing business abroad, any one of which, if realized, could adversely affect our business or financial condition

Our business is subject to the risks generally associated with doing business abroad. We cannot predict the effect of various factors in the countries in which we sell our products or where our suppliers are located, including, among others: (i) economic trends in international markets; (ii) legal and regulatory changes and the burdens and costs of our compliance with a variety of laws, including trade restrictions and tariffs; (iii) difficulties in obtaining, enforcing, defending and protecting intellectual property rights; (iv) increases in transportation costs or delays; (v) work stoppages and labor strikes; (vi) increase and volatility in labor input costs; (vii) fluctuations in exchange rates; (viii) political unrest, terrorism and economic instability; and (ix) limitations on repatriation of earnings. If any of these or other factors were to render the conduct of our business in a particular country undesirable or impractical, our business and financial condition could be adversely affected. Should our current third-party manufacturers become incapable of meeting our manufacturing or supply requirements in a timely manner or cease doing business with us for any reason, our business and financial condition could be adversely affected.

A significant amount of our finished goods are purchased from international third-party suppliers, the majority of which are located in mainland China and Thailand. Most of what we purchase in Asia is finished goods rather than raw materials. We may increase our international sourcing in the future.

Any violation of our policies or any applicable laws and regulations by our suppliers, manufacturers or licensees could interrupt or otherwise disrupt our sourcing, adversely affect our reputation or damage our brand image. While we do not control these suppliers, manufacturers or licensees or their labor practices, negative publicity regarding the production methods of any of our suppliers, manufacturers or licensees could adversely affect our reputation and sales and force us to locate alternative suppliers, manufacturing sources or licensees, which could adversely affect our business and financial condition.

Another significant risk resulting from our international operations is compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), Canadian Corruption of Foreign Public Officials Act ("CFPOA"), and other anti-bribery laws applicable to our operations. In many foreign countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the CFPOA or other U.S., Canadian and foreign laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA, the CFPOA and similar laws, there can be no assurance that all of our employees, agents and other channel partners, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies. Any such violation could have an adverse effect on our business and financial condition.

We may not be successful in our efforts to expand into international market segments

We intend to expand into additional international markets, particularly Russia and other Eastern European countries (for ice hockey), Japan and other non-North American countries (for baseball and softball), and in Canada (for lacrosse), in order to grow our business. These expansion plans will require significant management attention and resources and may be unsuccessful. We have limited experience adapting our products to conform to local cultures, standards and policies, particularly in non-Western markets. In addition, to achieve satisfactory performance for consumers in international locations, it may be necessary to locate physical facilities, such as regional offices, in the foreign market. We may not be successful in expanding into any additional international markets or in generating revenues from foreign operations.

In addition to risks described elsewhere in this Annual Information Form, our international sales and operations are subject to a number of risks, including:

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  economic and political conditions, including inflation, fluctuation in interest rates and currency exchange rates;

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  government regulation and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization, measures protecting cultural industries, expropriation and restrictions on foreign ownership and/or corruption or criminal activity;

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  restrictions on sales or distribution of certain products and uncertainty regarding enforcement and protection of intellectual property rights;

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  business licensing or certification requirements;

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  lower levels of consumer spending and fewer opportunities for growth compared to our existing markets; and

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  geopolitical events, including unstable governments and legal systems, war, civil unrest, and terrorism.

Adverse developments in any of these areas could adversely affect our business and financial condition.

Our results of operations may suffer if we are not able to accurately forecast demand for our products

To reduce purchasing costs and ensure supply, we place orders with our suppliers in advance of the time period we expect to deliver our products. However, a large portion of our products are sold into consumer markets that are difficult to accurately forecast. If we fail to accurately forecast demand for our products, we may experience excess inventory levels or inventory shortages. Factors that could affect our ability to accurately forecast demand for our products include, among others:

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  changes in consumer demand for our products or the products of our competitors;

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  new product introductions by our competitors;

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  failure to accurately forecast consumer acceptance of our products;

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  inability to realize revenues from booking orders;

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  work stoppages or negative publicity associated with leagues or athletes we endorse;

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  unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders placed by retailers;

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  weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products;

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  terrorism or acts of war, or the threat thereof, which could adversely affect consumer confidence and spending or interrupt production and distribution of products and raw materials;

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  abnormal weather pattern or extreme weather conditions including hurricanes, floods, etc., which may disrupt economic activity; and

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  general economic conditions.

Inventory levels in excess of consumer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which could significantly harm our operating results and impair the value of our brands. For example, in Fiscal 2014, sales of our hockey skates and sticks declined (down 3.8% and 3.0%, respectively), primarily due to low recreational sales as a result of aggressive competitor pricing related to closeout activity. Inventory shortages may result in unfulfilled orders, negatively impact customer relationships, diminish brand loyalty and result in lost revenues, any of which could adversely affect our business and financial condition.

We are subject to product liability, warranty and recall claims, and our insurance coverage may not cover such claims

Our products expose us to warranty claims and product liability claims in the event that products manufactured, sold or designed by us actually or allegedly fail to perform as expected, or the use of those products results, or is alleged to result, in personal injury, death or property damage. Further, we or one or more of our suppliers might not adhere to product safety requirements or quality control standards, and products may be shipped to retail partners before the issue is identified. In the event this occurs, we may have to recall our products to address performance, compliance, or other safety related issues. The financial costs we may incur in connection with these recalls typically would include the cost of the product being replaced or repaired and associated labor and administrative costs and, if applicable, governmental fines and/or penalties.

For example, in 2010, Bauer Hockey conducted a recall of approximately 130,000 youth hockey sticks in North America after we found that the paint on these sticks contained lead in excess of the regulatory limits established in Canada and the United States for children's products. The manufacturer of these sticks assumed full responsibility for the costs incurred by us in connection with this recall, but there can be no assurance that the costs of any future recalls will not be borne, at least in part, by us. In 2012, the lacrosse division of Easton-Bell Sports, Inc. conducted a recall of the Easton "Raptor" lacrosse helmet. The chin bar on the subject helmet was determined to be susceptible to breakage, in which event the wearer would be exposed to a jaw or facial injury. The recall involved approximately 12,000 helmets, was initiated voluntarily, and was performed in conjunction with staff from the Consumer Product Safety Commission ("CPSC").

Product recalls can harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the safety or reliability of our products. Substantial costs incurred or lost sales caused by future product recalls could adversely affect our business and financial condition. Conversely, not issuing a recall or not issuing a recall on a timely basis can harm our reputation and cause us to lose customers for the same reasons as expressed above. Product recalls, withdrawals, repairs or replacements may also increase the amount of competition that we face.

We vigorously defend or attempt to settle all product liability cases brought against us. However, there is no assurance that we can successfully defend or settle all such cases. We believe that we are not currently subject to any material product liability claims not covered by insurance, although the ultimate outcome of these and future claims cannot presently be determined. Because product liability claims are part of the ordinary course of our business, we maintain product liability insurance which we currently believe is adequate. Our insurance policies provide coverage against claims resulting from alleged injuries arising from our products sustained during the respective policy periods, subject to policy terms and conditions. Our product liability coverage will be increased at the upcoming renewal as a result of the Easton Baseball/Softball Acquisition. The primary portion of our product liability coverage is written under a policy expiring on June 1, 2015 with a primary limit of $5 million, and with a self-insured retention of $50,000 for all products, including helmets and soft goods. We have umbrella coverage with a limit of $20 million above the primary layer. The umbrella coverage expires on June 1, 2015. We also have first excess liability coverage, expiring on June 1, 2015, with a limit of $25 million above the umbrella layer, and a second excess layer with an additional limit of $25 million, also expiring on June 1, 2015, providing a total of $75 million of liability insurance. Management believes the insurance will be renewed on substantially similar terms upon its expiry but there can be no assurance that this coverage will be renewed or otherwise remain available in the future, that our insurers will be financially viable when payment of a claim is required, that the cost of such insurance will not increase, or that this insurance will ultimately prove to be adequate under our various policies. Furthermore, future rate increases might make insurance uneconomical for us to maintain. These potential insurance problems or any adverse outcome in any liability suit could create increased expenses which could harm our business. We are unable to predict the nature of product liability claims that may be made against us in the future with respect to injuries, diseases or other illnesses resulting from the use of our products or the materials incorporated in our products.

With regard to warranty claims, our actual product warranty obligations could materially differ from historical rates which would oblige us to revise our estimated warranty liability accordingly. Also, certain products sold by us, such as composite ice hockey sticks and aluminum and composite baseball bats, have a higher warranty expense than other products. Adverse determinations of material product liability and warranty claims made against us could have an adverse effect on our business and financial condition (including gross profit) and could harm the reputation of our brands.

Sales of our products will be adversely affected if we cannot satisfy the standards established by testing and athletic governing bodies

Our products are designed to satisfy the standards established by a number of regulatory and testing bodies, including the Canadian Standards Association and the Hockey Equipment Certification Council, as well as by athletic organizations and governing bodies, including the NHL, MLB, NCAA, Little League Baseball and USA Baseball. For certain products, we rely on our in-house testing equipment to ensure that such products comply with these standards. There can be no assurance that our future products will satisfy these standards, that our in-house testing equipment will produce the same results as the equipment used by the applicable testing bodies, athletic organizations and governing bodies or that existing standards will not be altered in ways or at times that adversely affect our brands and the sales of our products. In addition, conferences within these athletic organizations have their own standards that can be stricter than the standards promulgated by the organizations themselves. Any failure to comply with applicable standards could have an adverse effect on our business and financial condition.

Sales of our baseball and softball products will be adversely affected if we cannot satisfy the standards established by athletic organizations and governing bodies. These standards can be changed on short notice and in ways that are disruptive to manufacturers such as us.

In the past, in response to injuries or death caused by balls hit off non-wood bats, industry governing bodies such as Little League Baseball and several state legislatures and other local governing bodies introduced bills to ban non-wood bats in youth sports. For example, in March 2007, the New York City Council passed a law banning non-wood bats in high school games. A successful bill in a state legislature or other local governing bodies or a change in NCAA regulations to restrict or ban the use of non-wood bats could adversely affect our business and financial condition. In the past, the NCAA has also considered restricting the use of non-wood bats and passed regulations limiting batted ball speed. In August 2009, the NCAA placed a moratorium on the use of composite bats in NCAA competition. The NCAA's concern about composite bats is that they are susceptible to performance improvement above standards set by the NCAA, either through normal use or alterations to the bats made illegally by players. Subsequently, the NCAA has decided that composite bats will be allowed to be used provided that they pass the revised performance standards limiting batted ball speed. If the NCAA, Little League Baseball, USA Baseball or other governing bodies were to prohibit composite bats, or if we were not able to adapt our products to the standards the NCAA may develop, it could have a negative impact on our operating results.

Some of our lacrosse products are made to meet requirements of governing bodies and athletic organizations such as the NCAA, National Federation of State High School Associations and U.S. Lacrosse. Specifically, lacrosse helmets and facemasks must meet the National Operating Committee on Standards for Athletic Equipment ("NOCSAE") standard. Lacrosse balls also must meet the NOCSAE standard. Lacrosse goggles are made to meet an American Society for Testing and Materials standard for lacrosse eyewear. These requirements and standards may change on short notice and any failure to comply with applicable requirements or standards could have an adverse effect on our business and financial condition.

There can be no assurance that our third-party suppliers and manufacturers will continue to manufacture products that comply with all applicable laws and regulations

The labeling, distribution, importation and sale of our products are subject to extensive regulation by various federal agencies, including the Competition Bureau (Industry Canada) in Canada, and the Federal Trade Commission, the CPSC, and state attorneys general in the United States, as well as by various other federal, state, provincial, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we fail to comply with applicable regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketing of our products, which could adversely affect our business and financial condition.

Our ability to source our merchandise profitably or at all could be affected if new trade restrictions are imposed or existing trade restrictions become more burdensome

The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. For example, under the provisions of the World Trade Organization ("WTO"), Agreement on Textiles and Clothing, effective as of January 1, 2005, the United States and other WTO member countries eliminated quotas on textiles and apparel-related products from WTO member countries. In 2005, China's exports into the United States surged as a result of the eliminated quotas. In response to the perceived disruption of the market, the United States imposed new quotas, which remained in place through the end of 2008, on certain categories of natural-fiber products that we import from China. These quotas were lifted on January 1, 2009. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards and customs restrictions, could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could adversely affect our business and financial condition.

If we lose the services of our CEO or other members of our team who possess specialized market knowledge and technical skills, it could reduce our ability to compete, to manage our operations effectively, or to develop new products and services

Many of our team members have extensive experience in our industry and with our business, products, and customers. Since we are managed by a small group of senior executive officers, the loss of the technical knowledge, management expertise and knowledge of our operations of one or more members of our team, including Kevin Davis, our President and CEO, or Amir Rosenthal, our Chief Financial Officer and Executive Vice President of Finance and Administration, and Treasurer, could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us and would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all of our team could negatively affect our ability to develop and pursue our business strategy, and/or our ability to integrate recent acquisitions, including Easton Baseball/Softball, which could adversely affect our business and financial condition. In addition, the market for key personnel in the industry in which we compete is highly competitive, and we may not be able to attract and retain key personnel with the skills and expertise necessary to manage our business. We do not maintain "key executive" life insurance.

Litigation may adversely affect our business and financial results

Our business is subject to the risk of litigation by employees, customers, consumers, suppliers, competitors, shareholders, government agencies, or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. On June 5, 2014, the Company received notice from the Canadian Competition Bureau that it had commenced an inquiry relating to certain marketing representations allegedly made by Bauer Hockey Corp. in relation to the RE-AKT hockey helmet. Bauer is cooperating with the Bureau's inquiry. The outcome of litigation, particularly class action lawsuits, regulatory actions and intellectual property claims, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to these lawsuits may remain unknown for substantial periods of time. In addition, certain of these proceedings, if decided adversely to us or settled by us, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required. The cost to defend future litigation may be significant. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business or our products, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our business and financial condition.

We may be subject to certain class action lawsuits, which could result in negative publicity and, if decided against us, could require us to pay substantial judgments, settlements or other penalties

In addition to being subject to litigation in the ordinary course of business, in the future, we may be subject to certain class action lawsuits. We expect that this type of litigation may be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have an adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could adversely affect our operating results, liquidity or financial position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods. For example, certain sports equipment manufacturers are currently subject to ongoing class action lawsuits. Further, in November 2013, 10 retired NHL players launched a lawsuit against the NHL seeking class action certification and alleging that the NHL failed to protect them from concussion related health problems. Two similar lawsuits by certain retired NHL players were filed in April 2014. While we are not currently subject to any class action lawsuits, there can be no assurance that the Company will be able to prevail in, or achieve a favorable settlement of, any of these matters to the extent they arise in the future. There also may be adverse publicity associated with class action lawsuits that could negatively affect customer perception of the sports in which our products are used or of our business, regardless of whether the allegations are valid or whether we are ultimately found liable.

Employment-related matters, such as unionization, may affect our profitability or reputation

As of May 31, 2014, 86 of our 819 employees were unionized. Although we have good labor relations with these unionized employees, we have little control over union activities and could face difficulties in the future. Our collective bargaining agreement with a union in Mississauga, Ontario, covering 54 employees, expired on July 6, 2014 and we expect to renew the agreement without any disruption in our operations. Our collective bargaining agreement with a union at our R&D and manufacturing facility in St. Jerome, Québec, covering 32 employees, expires on November 30, 2017. Labor organizing activities could result in additional employees becoming unionized. We cannot assure you that we will be able to negotiate new collective bargaining agreements on similar or more favorable terms or that we will not experience work stoppages or other labor problems in the future at our unionized and non-union facilities. We could experience a disruption of our operations or higher ongoing labor costs, which could adversely affect our business and financial condition.

In addition, labor disputes at our suppliers or manufacturers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes or other disruptions during our peak importing or manufacturing seasons, and could have an adverse effect on our business, potentially resulting in canceled orders by customers, unanticipated inventory accumulation or shortages, and reduced revenues and net income.

Further, any negative publicity associated with actions by any of our employees, whether during the course of employment or otherwise, could negatively affect our reputation, which could adversely affect our business and financial condition.

If we experience significant disruptions in our information technology systems, our business and financial results may be adversely affected

We depend on our information technology systems for the efficient functioning of our business, including accounting, data storage, customer order processing, purchasing and inventory management. Our software solutions are intended to enable management to better and more efficiently conduct our operations and gather, analyze, and assess information across all business segments and geographic locations. However, difficulties with the hardware and software platform could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain, and otherwise adequately service our customers, which would have an adverse effect on our business and financial condition. In the event we experience significant disruptions with our information technology system, we may not be able to fix our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and have an adverse effect on our business and financial condition. Costs associated with potential interruptions to our information systems could be significant.

We may be subject to potential environmental liability

We are subject to many federal, state, provincial, and local requirements relating to the protection of the environment, and we have made and will continue to make expenditures to comply with such requirements. Past and present manufacturing operations subject us to environmental laws and regulations that regulate the use, handling and contracting for disposal or recycling of hazardous or toxic substances, the discharge of pollutants into the air and the discharge of wastewaters. If environmental laws and regulations become more stringent, our capital expenditures and costs for environmental compliance could increase. Under applicable environmental laws we may also be liable for the remediation of contaminated properties, including properties currently or previously owned, operated or acquired by us and properties where wastes generated by our operations were disposed. Such liability can be imposed regardless of whether we were responsible for creating the contamination. However, due to the possibility of unanticipated factual or regulatory developments, the amount and timing of future environmental expenditures could vary substantially from those currently anticipated and could have an adverse effect on our business and financial condition.

The ability to operate our business will be limited by restrictive covenants contained in the Credit Facilities

The Credit Facilities contain restrictive financial and other covenants which affect and, in some cases, significantly limit or prohibit, among other things, the manner in which we may structure or operate our business, including by reducing our liquidity, limiting our ability to incur indebtedness, create liens, sell assets, pay dividends, make capital expenditures, be subject to a change of control, and engage in acquisitions, mergers or restructurings. Future financings and other major agreements may also be subject to similar covenants which limit our operating and financial flexibility, which could have an adverse effect on our business and financial condition.

A failure by us to comply with our contractual obligations (including restrictive, financial and other covenants) or to pay our indebtedness and fixed costs could result in a variety of material adverse consequences, including the acceleration of our indebtedness, and the exercise of remedies by our creditors, and such defaults could trigger additional defaults under other indebtedness or agreements. In such a situation, it is unlikely that we would be able to repay the accelerated indebtedness or fulfill our obligations under certain contracts, or otherwise cover our fixed costs. Also, the Lenders could foreclose upon all or substantially all of our assets which secure our obligations.

We have a substantial amount of indebtedness which may adversely affect our cash flow and our ability to operate our business

As a result of the Easton Baseball/Softball Acquisition, we have a significant amount of debt which could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our debt obligations.

In order to finance the Easton Baseball/Softball Acquisition and refinance our former credit facilities, we incurred $44.4 million of revolving debt under the New ABL Facility and $450.0 million of term debt under the New Term Loan Facility due in 2021. The term debt was reduced by $119.5 million after applying the net proceeds of the US IPO. The amount of debt under our Credit Facilities also includes $16.8 million of financing costs which we are amortizing over the life of the Credit Facilities and finance lease obligations of $0.3 million. Our degree of leverage could have important consequences, including the following:

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  a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and other financial obligations and will not be available for other purposes, including funding our operations, growth strategies and capital expenditures for projects such as a new warehouse or distribution center, new R&D facility, and future business opportunities;

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  the debt service requirements of our other indebtedness and lease expense could make it more difficult for us to make payments on our debt;

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  our ability to obtain additional financing for future acquisitions, working capital and general corporate or other purposes may be limited;

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  certain of our borrowings under the Credit Facilities are at variable rates of interest, exposing us to the risk of increased interest rates;

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  our debt level may limit our flexibility in planning for, or reacting to, changes in our business and in our industry in general, placing us at a competitive disadvantage compared to our competitors that have less debt;

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  our leverage may make us vulnerable to a downturn in general economic conditions and adverse industry conditions; and

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  changes in interest rates could materially and adversely affect our cash flows and results from operations. Our financing includes long-term debt under the New Term Loan Facility and revolving debt under the New ABL Facility that bears interest based on floating market rates. Changes in these rates result in fluctuation in the required cash flow to service this debt and could adversely affect our business and financial condition.

Despite our substantial indebtedness level, we will still be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness

We may be able to incur substantial additional indebtedness in the future. Although the Credit Facilities contain restrictions on the incurrence of additional indebtedness, such restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, incurrence of indebtedness in accordance with such restrictions could be substantial. Under the Credit Facilities and our current debt instruments we have the flexibility to incur indebtedness in the future. If our current debt levels are increased, the related risks that we now face could intensify.

Our business could suffer if we are unsuccessful in making, integrating, and maintaining acquisitions and investments, including integrating the recent Easton Baseball/Softball Acquisition

One of our growth strategies is to continue to pursue strategic acquisitions of new or complementary businesses, products or technologies. There can be no assurance that we would be able to expand our efforts and operations in a cost-effective, accretive or timely manner or that any such efforts would increase overall market acceptance. Further, given our current level of market share in the hockey and baseball/softball equipment segments, respectively, any acquisitions or investments may be subject to regulatory approval, and there can be no assurance that such approval would be received, whether in a timely manner or at all.

Furthermore, any new businesses or products acquired by us that were not favorably received by consumers could damage our reputation or our existing brands. The lack of market acceptance of such businesses or products or our inability to generate satisfactory revenues from such businesses or products to offset their cost could have an adverse effect on our business and financial condition.

We have recently acquired and invested in a number of companies and we may acquire or invest in or enter into joint ventures with additional companies. These transactions, including the Easton Baseball/Softball Acquisition, create such risks as:

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  disruption of our ongoing business, including loss of management focus on existing businesses;

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  problems retaining key personnel;

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  additional operating losses and expenses of the businesses we acquired or in which we invested;

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  the potential impairment of tangible assets, intangible assets and goodwill acquired in the acquisitions;

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  the potential impairment of customer and other relationships of a company we acquired or in which we invested or our own customers as a result of any integration of operations;

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  the difficulty of incorporating acquired businesses and unanticipated expenses related to such integration;

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  the difficulty of integrating a new company's accounting, financial reporting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

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  the difficulty of implementing at a company we acquire the controls, procedures and policies appropriate for a public company;

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  potential environmental liabilities;

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  potential unknown liabilities associated with a company we acquire or in which we invest; and

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  for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

While we believe that the operations of the Company and our recently acquired companies, including Easton Baseball/Softball, can be successfully integrated, there can be no assurance that this will be the case. We could face impediments in our ability to implement our integration strategy. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset, in whole or in part, the expected benefits of our integration and operating plans. Further, the integration may require substantial attention from, and place substantial demands upon, our senior management, as well as requiring the cooperation of our employees and those employees of the acquired businesses. Moreover, there can be no assurance that our customers and suppliers will look upon the acquisitions favorably. Failure to successfully integrate the operations of the Company and any of the acquired businesses, including Easton Baseball/Softball, could adversely affect our business and financial condition.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur additional debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate and the inherent uncertainty involved in such matters. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our business and financial condition.

Acquisitions and investment also increase the complexity of our business and places significant strain on our management, personnel, operations, supply chain, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and adversely affect our business and financial condition.

Moreover, there can be no assurance that our customers and suppliers will look upon the Easton Baseball/Softball Acquisition favorably. Failure to successfully integrate the operations of the Company and Easton Baseball/Softball could adversely affect our business and financial condition.

The successful integration and management of integrating the businesses involves numerous risks that could adversely affect our growth and profitability, including: (i) the risk that management may not be able to successfully manage the Easton Baseball/Softball operations and the integration may place significant demands on management, diverting their attention from existing operations; (ii) the risk that our operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage acquired systems; (iii) the risk that the Easton Baseball/Softball Acquisition may require substantial financial resources that could otherwise be used in the development of other aspects of our business; and (iv) the risk that customers and suppliers may not be retained following the Easton Baseball/Softball Acquisition, which could be significant to our operations. The successful integration of Easton Baseball/Softball is also subject to the risk that personnel from Easton Baseball/Softball and our existing business may not be able to work together successfully, which could affect the operations of the combined business. There can be no assurance that we will be successful in integrating Easton Baseball/Softball's operations or that the expected benefits will be realized. There is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated.

We may not realize the growth opportunities that are anticipated from the Easton Baseball/Softball Acquisition

The benefits we expect to achieve as a result of the Easton Baseball/Softball Acquisition will depend, in part, on our ability to realize anticipated growth opportunities. Our success in realizing these growth opportunities, and the timing of this realization, depends on the successful integration of Easton Baseball/Softball operations with our business and operations. Even if we are able to integrate these businesses and operations successfully, this integration may not result in the realization of the full benefits of the growth opportunities we currently expect within the anticipated time frame or at all. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Easton Baseball/Softball Acquisition may be offset by unexpected costs incurred or delays in integrating the companies, which could cause our profit assumptions to be inaccurate.

There may be undisclosed liabilities related to the Easton Baseball/Softball Acquisition

Although we have conducted what we believe to be a prudent and thorough level of investigation in connection with each of our recent acquisitions, including the Easton Baseball/Softball Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning the acquired businesses. Following each of the acquisitions, including the Easton Baseball/Softball Acquisition, we may discover that we have acquired substantial undisclosed liabilities. In addition, we may be unable to retain Easton Baseball/Softball's customers or employees following the Easton Baseball/Softball Acquisition or third parties may attempt to infringe Easton Baseball/Softball's intellectual property or claim that Easton Baseball/Softball's products infringe such third party's intellectual property. Only certain of these events may entitle us to claim indemnification from BRG Sports under the purchase agreement. In addition, even if indemnification is available it may not offset such liabilities. The existence of undisclosed liabilities, our inability to retain customers or employees, our inability to enforce, protect and defend intellectual property, including proprietary trade secrets and know how, or defend claims for infringement or misappropriation of trade secrets or know how, or the inability to claim indemnification all or in part from each of the sellers of the acquired businesses could adversely affect our business and financial condition.

If we lose the services of Easton Baseball/Softball's senior management it could reduce our ability to compete, to manage our operations effectively, or to develop new products

Many of Easton Baseball/Softball's team members have extensive experience in the performance equipment and apparel industry with their business, products, and customers. Since both the Company and Easton Baseball/Softball are managed by a small group of senior executive officers, the loss of the technical knowledge, operational knowledge and management expertise of one or more members of Easton Baseball/Softball's team could result in a diversion of our management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves us, and we would need to spend time usually reserved for managing our business to search for, hire and train new members of management. The loss of some or all of our team or Easton Baseball/Softball's team could negatively affect our ability to develop and pursue our business strategy, which could adversely affect our business and financial condition.

We may not be able to achieve the full amount of cost synergies that are anticipated, or achieve the cost synergies on the schedule anticipated, from the Easton Baseball/Softball Acquisition

We continue to evaluate our estimates of cost synergies to be realized from the Easton Baseball/Softball Acquisition and refine them. Actual cost synergies, the expenses required to realize the cost synergies and the sources of the cost synergies could differ materially from our internal estimates, and we cannot assure you that we will achieve the full amount of such cost synergies on the schedule anticipated or at all or that these cost synergy programs will not have other adverse effects on our business. In light of these significant uncertainties, you should not place undue reliance on our estimated cost synergies.

We will incur significant transaction and related costs in connection with integrating Easton Baseball/Softball

We expect to incur various costs associated with integrating the operations of the Company and Easton Baseball/Softball. The substantial majority of these costs will be non-recurring expenses resulting from the Easton Baseball/Softball Acquisition and will consist of transaction costs related to the acquisition, facilities and systems consolidation costs and employment-related costs. Additional unanticipated costs may be incurred in the integration of the Company's business and Easton Baseball/Softball. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction costs over time, this net benefit may not be achieved in the near term or at all.

The market price for the Common Shares may be volatile and subject to wide fluctuations

The market price for the Common Shares may be volatile and subject to fluctuation in response to numerous factors, many of which are beyond the Company's control, including the following:

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  actual or anticipated fluctuations in the Company's quarterly results of operations;

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  changes in estimates of our future results of operations by us or securities research analysts;

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  changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

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  addition or departure of the Company's executive officers and other key personnel;

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  release or other transfer restrictions on outstanding Common Shares;

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  sales or perceived sales of additional Common Shares;

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  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors;

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  news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company's industry or target markets; and

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  conversion or sale of the Proportionate Voting Shares.

Financial markets continue to experience significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Company's environmental, governance, diversity and social practices and performance against such institutions' respective investment guidelines and criteria, and failure to meet such criteria may result in limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company's business and financial condition could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Common Shares are listed on the NYSE and the TSX. Volatility in the market prices of the Common Shares may increase as a result of the Common Shares being listed on both the NYSE and the TSX because trading is split between the two markets, resulting in less liquidity on both exchanges. In addition, different liquidity levels, volume of trading, currencies and market conditions on the two exchanges may result in different prevailing trading prices.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or available on terms acceptable to us and, if it is available, additional capital raised by us may dilute holders of the Company's Equity Shares

We may need to raise additional funds through public or private debt or equity financings in order to:

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  fund ongoing operations;

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  take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

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  develop new products; or

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  respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute the percentage ownership of holders of the Company's Common Shares and Proportionate Voting Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favorable to us, or at all. Our failure to obtain additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

The IRS may assert that a certain acquisition is an inversion transaction

In certain circumstances, a U.S. corporation that is acquired by a non-U.S. corporation may be required to recognize certain taxable income, or the new foreign parent corporation may be treated as a U.S. corporation for U.S. federal income tax purposes ("inversion transactions"). If the Company were treated as a U.S. corporation for U.S. federal income tax purposes, the Company and its Shareholders that are not U.S. holders could be subject to adverse tax consequences. The Company believes, based on the facts and circumstances of the acquisition of the Bauer business at the time of the IPO and the Company's operations that such acquisition was not an inversion transaction, but there can be no assurance that the IRS will not challenge this conclusion.

Conversions and potential future sales of Equity Shares could adversely affect prevailing market prices for the Equity Shares

Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Each issued and outstanding Proportionate Voting Share may at any time, at the option of the holder, be converted into 1,000 Common Shares.

Future sales of a substantial number of Equity Shares by our Shareholders, officers, directors, principal shareholder and their affiliates, or the perception that such sales could occur, could adversely affect prevailing market prices for the Equity Shares and could impair our ability to raise capital through any future sales of our securities.

Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP and KOCO Investors VI, LP (the "Kohlberg Funds") currently hold collectively % of the issued and outstanding Common Shares (assuming conversion of all of their Proportionate Voting Shares). The Kohlberg Funds hold all of the outstanding Proportionate Voting Shares. The Kohlberg Funds may sell some or all of their Equity Shares in the future and no prediction can be made as to the effect, if any, such future sales of Equity Shares could have on the market price of the Common Shares or other Equity Shares prevailing from time to time. Pursuant to a registration rights agreement, the Kohlberg Funds and other pre-IPO holders were granted certain demand and "piggy-back" registration rights provided certain minimum ownership levels are maintained.

No prediction can be made as to the effect of any conversion of an Equity Share into another class of Equity Shares. Generally, any conversion from Common Shares to Proportionate Voting Shares could have an adverse effect on the liquidity and market price for the Common Shares.

We do not currently intend to pay dividends on our Equity Shares

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment. Any decision to declare and pay dividends on our Equity Shares in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our financial results, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we incur, including the Credit Facilities. As a result, you may not receive any return on an investment in the Common Shares in the foreseeable future unless you sell the Common Shares for a price greater than that which you paid for it.

We are a holding company

We are a holding company and a substantial portion of our assets are the capital stock of our subsidiaries. As a result, investors in the Company are subject to the risks attributable to our subsidiaries. As a holding company, we conduct substantially all of our business through our subsidiaries, which generate substantially all of our revenues. Consequently, the Company's cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company. The Common Shares are effectively junior to indebtedness and other liabilities (including trade payables) of our subsidiaries. If any dividends are payable, holders of each Proportionate Voting Share will receive 1,000 times the amount paid to the holder of each Common Share.

An investor may be unable to bring actions or enforce judgments against us and certain of our directors

The Company is incorporated under the laws of the Province of British Columbia. Some of our directors reside principally outside of the United States and a portion of our assets and a substantial portion of the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on us or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against us or those persons.

Risks Related to Macroeconomic Environment

Fluctuations in the value of the Canadian dollar and the U.S. dollar in relation to each other and other world currencies may impact our operating and financial results and may affect the comparability of our results between financial periods

We are exposed to market risks attributable to fluctuations in foreign currency exchange rates, primarily changes in the value of the U.S. dollar versus other currencies such as the Canadian dollar, the euro and the Swedish krona. Exchange rate fluctuations could have an adverse effect on our results of operations. We conduct business in many geographic markets. For example, most of our supply purchases are in U.S. dollars, and historically approximately half of our revenues have been in Canadian dollars. As a result of the Easton Baseball/Softball Acquisition, we expect approximately one-third of our revenues to be in Canadian dollars. Therefore, a fluctuation in the exchange rate of the U.S. dollar versus other currencies such as the Canadian dollar, the euro and the Swedish krona, could materially affect our gross profit margins and operating results. We have entered into various arrangements to mitigate our foreign currency rate, but there can be no assurances that such arrangements will prove to be favorable to the Company.

Our financial statements are presented in accordance with IFRS, and we report, and will continue to report, our results in U.S. dollars. Any change in the value of the Canadian dollar or of the currencies in the other markets in which we operate against the U.S. dollar during a given financial reporting period would result in a foreign currency loss or gain on the translation of U.S. dollar denominated revenues and costs. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses and may not be comparable from period to period.

In addition, if you are a U.S. Shareholder, the value of your investment in us will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Also, if we pay dividends in the future, we may pay those dividends in Canadian dollars. In that case, and if the U.S. dollar rises in value relative to the Canadian dollar, the U.S. dollar value of the dividend payments received by U.S. Shareholders would be less than they would have been if exchange rates were stable.

The Company employs a hedging strategy that can include foreign exchange swaps, interest rate contracts, and foreign currency forwards as economic hedges. Currency hedging entails a risk of illiquidity and the risk of using hedges could result in losses greater than if the hedging had not been used. Hedging arrangements may have the effect of limiting or reducing the total returns to the

Company if purchases at hedged rates result in lower margins than otherwise earned if purchases had been made at spot rates. In addition, the costs associated with a hedging program may outweigh the benefits of the arrangements in such circumstances.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products

Many of our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, particularly those in North America and other factors such as consumer confidence in future economic conditions, fears of recession, the availability of consumer credit, levels of unemployment, tax rates and the cost of consumer credit. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. The current volatility in the United States economy in particular has resulted in an overall slowing in growth in the retail sector because of decreased consumer spending, which may remain depressed for the foreseeable future. These unfavorable economic conditions may lead consumers to delay or reduce purchases of discretionary items including our products. Consumer demand for our products may not reach our sales targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect our business and financial condition.

A reduction in discretionary consumer spending could reduce sales of our sporting equipment and related apparel

We sell recreational, non-essential products. The success of our business depends to a significant extent upon discretionary consumer spending. Discretionary consumer spending is affected by general economic conditions affecting disposable consumer income, such as rates of employment, business conditions, consumer confidence, the stock market, interest rates and taxation. Any significant decline in these general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending could lead to reduced sales of our sporting equipment and related apparel, which could have an adverse effect on our business and financial condition. Anticipating and forecasting such changes in discretionary consumer spending is difficult and cannot be done with certainty. We use internal forecasts to plan and make important decisions relating to our business, however these forecasts may prove to be incorrect and this can lead to negative economic consequences for the business.

Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability

We are subject to income taxes in Canada, the United States, and numerous foreign jurisdictions. Our effective income tax rate in the future could be adversely affected by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of income tax audits in various jurisdictions around the world. We regularly assess all of these matters to determine the adequacy of our tax provision, which is subject to discretion. If our assessments are incorrect, it could have an adverse effect on our business and financial condition.

On March 21, 2013, the Canadian government announced that it will reduce import tariffs on certain hockey equipment effective as of April 1, 2013 ("Canadian Tariff Reduction"). Prior to April 1, 2013, the Company's tariffs on hockey equipment imported into Canada were up to 18.0% and were included in the Company's cost of goods sold. Retroactive to April 1, 2013, Bauer Hockey reduced wholesale prices to its Canadian retail partners to reflect the lower duties on certain categories of hockey equipment. Management currently expects that the reduced wholesale prices on affected products will have a limited impact on future profitability, as the reduction in the costs of goods sold is passed on to retailers. We also reduced wholesale prices on products affected by the Canadian Tariff Reduction that were imported prior to April 1, 2013. The total amount of import tariffs paid on products imported prior to April 1, 2013 was $1.6 million, of which $0.5 million was recognized in cost of goods sold in the three months ended May 31, 2013 and $1.1 million was recognized in the twelve months ended May 31, 2014.

The inability for counterparties and customers to meet their financial obligations to us may result in financial losses

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customers receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful accounts is adjusted as required. Account balances are charged against the allowance for doubtful accounts when we determine that it is probable that the receivable will not be recovered. Although the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances mitigates the counterparty risk, there are no assurances that our customers will meet their contractual obligations to us.

Natural disasters, unusual weather, pandemic outbreaks, boycotts and geo-political events or acts of terrorism could adversely affect our operations and financial results

The occurrence of one or more natural disasters, such as hurricanes, floods and earthquakes, unusually adverse weather, pandemic outbreaks, boycotts and geo-political events, such as civil unrest in countries in which our suppliers are located and acts of terrorism, or similar disruptions could adversely affect our operations and financial results. These events could result in physical damage to one or more of our properties, increases in fuel or other energy prices, the temporary or permanent closure of one or more of our warehouses or distribution centers, the temporary lack of an adequate workforce in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our warehouses and distribution centers, and disruption to our information systems. These factors could otherwise disrupt our operations and could have an adverse effect on our business and financial condition.

ADDITIONAL INFORMATION

Additional information relating to the Company, including continuous disclosure documents, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

COMMON SHARE TRADING INFORMATION

The Company's Common Shares are dual listed on the Toronto Stock Exchange and the New York Stock Exchange under the stock symbol "PSG". As of August 12, 2014, the Company had the equivalent of 43,931,451 Common Shares issued and outstanding (39,606,451 Common Shares and 4,325 Proportionate Voting Shares), assuming the conversion of the Proportionate Voting Shares issued to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share. Assuming exercise of all outstanding stock options, there would be the equivalent of 51,440,913 Common Shares issued and outstanding (assuming conversion) on a fully diluted basis as of August 12, 2014.

GLOSSARY OF TERMS

"Adjusted EBITDA" has the meaning set out under "Non-IFRS Financial Measures".

"Adjusted EPS" has the meaning set out under "Non-IFRS Financial Measures".

"Adjusted Gross Profit" has the meaning set out under "Non-IFRS Financial Measures".

"Adjusted Net Income/Loss" has the meaning set out under "Non-IFRS Financial Measures".

"Amended Credit Facility" means the amended senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated June 29, 2012 and comprised of (i) the Amended Term Loan, and (ii) the Amended Revolving Loan, which have subsequently been replaced by the Credit Facilities.

"Amended Revolving Loan" means the $145.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Amended Term Loan comprises the Amended Credit Facility, which has subsequently been replaced by the New ABL Facility.

"Amended Term Loan" means the $130.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Amended Revolving Loan comprises the Amended Credit Facility, which has subsequently been replaced by the New Term Loan Facility.

"Bauer Business" means the business as currently carried on by Bauer Hockey Corp., Bauer Hockey, Inc. and their respective subsidiaries, consisting of, among other things, the design, development, manufacturing, and marketing of performance sports products for ice hockey, roller hockey, lacrosse, baseball and softball, and related apparel, including soccer apparel.

"Board of Directors" means the board of directors of Performance Sports Group Ltd.

"Borrowers" means, collectively, Bauer Hockey Corp. and Bauer Hockey, Inc.

"BRG Sports" means BRG Sports, Inc., formerly Easton-Bell Sports, Inc., and certain of its affiliates.

"Business Purchase from Nike" means the purchase of the Bauer Business by the Existing Holders from Nike on April 16, 2008.

"Canadian ABL Borrowers" means, collectively, Bauer Hockey Corp. and its Canadian subsidiaries.

"Canadian Tariff Reduction" means the reduction of import tariffs on certain hockey equipment effective as of April 1, 2013.

"Cascade" means Cascade Helmets Holdings, Inc., which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company's other lacrosse subsidiaries and holding entities.

"Cascade Acquisition" means the acquisition of Cascade completed on June 29, 2012.

"Combat Sports" means the Combat Sports business.

"Combat Acquisition" means the acquisition of substantially all of the assets of Combat Sports completed on May 3, 2013.

"Common Shares" means the common shares of the Company.

"Company" means Performance Sports Group Ltd., formerly Bauer Performance Sports Ltd.

"CFPOA" means the Canadian Corruption of Foreign Public Officials Act.

"CPSC" means the Consumer Product Safety Commission.

"Credit Facilities" means the New Term Loan Facility and the New ABL Facility entered into by the Company and certain of its subsidiaries on April 15, 2014.

"Credit Facility" means the amended and restated senior secured credit facility entered into by the Borrowers with a syndicate of financial institutions, dated March 10, 2011, and comprised of (i) the Term Loan and (ii) the Revolving Loan, which have subsequently been replaced by the Amended Credit Facility.

"Easton" means Easton-Bell Sports, Inc.

"Easton Baseball/Softball" means the Easton baseball and softball business and the assets formerly used in Easton-Bell Sports, Inc.'s (now named BRG Sports, Inc.) lacrosse business.

"Easton Baseball/Softball Acquisition" means the acquisition of Easton Baseball/Softball.

"Easton litigation settlement" means the settlement of certain intellectual property litigation matters related to patents held by the Company for a payment of $6.0 million from BRG Sports concurrently with the closing of the Easton Baseball/Softball Acquisition.

"Existing Holders" means the former security holders of KSGI who sold KSGI and its subsidiaries to the Company on March 10, 2011 pursuant to the acquisition agreement dated March 3, 2011.

"FCPA" means the U.S. Foreign Corrupt Practices Act.

"FIFA" means the Fédération Internationale de Football Association (International Federation of Association Football).

"Fiscal 2013" means the Company's fiscal year ended May 31, 2013.

"Fiscal 2014" means the Company's fiscal year ended May 31, 2014.

"gross profit margin" means gross profit divided by revenues.

"Hockey Canada" means the Canadian Hockey Association.

"IAS" means the International Accounting Standards.

"IAS 1" means IAS 1, Financial Statement Presentation.

"IAS 19" means IAS 19, Employee Benefits.

"IAS 32" means IAS 32, Financial Instruments: Presentation.

"IAS 36" means IAS 36, Recoverable Amount Disclosures for Non-Financial Assets.

"IASB" means the International Accounting Standards Board.

"IFRIC 21" means International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies.

"IFRS" means the International Financial Reporting Standards.

"IFRS 9" means IFRS 9, Financial Instruments.

"IFRS 10" means IFRS 10, Consolidated Financial Statements.

"IFRS 12" means IFRS 12, Disclosure of Interests in Other Entities.

"IFRS 13" means IFRS 13, Fair Value Measurements.

"IFRS 15" means IFRS 15, Revenue from Contracts with Customers.

"IIHF" means the International Ice Hockey Federation.

"Inaria" means Inaria International, Inc.

"Inaria Acquisition" means the acquisition of substantially all of the assets of Inaria completed on October 16, 2012.

"IPO" means the initial public offering of Common Shares of the Company completed on March 10, 2011.

"Kohlberg Funds" means, collectively, Kohlberg TE Investors VI, LP, Kohlberg Investors VI, LP, Kohlberg Partners VI, LP, and KOCO Investors VI, LP, each of which are Existing Holders and funds managed by Kohlberg Management VI, LLC.

"Kohlberg Offerings" means the secondary offerings of Common Shares completed by the Kohlberg Funds on October 17, 2012, February 6, 2013 and November 1, 2013.

"KSGI" means Kohlberg Sports Group Inc.

"Lacrosse Entities Reorganization" means the reorganization of the Company's lacrosse operating entities and holding bodies, including Cascade Helmets Holdings, Inc. and Maverik Lacrosse LLC, which was completed on December 31, 2012.

"MLB" means Major League Baseball.

"MLL" means Major League Lacrosse.

"Maverik" means Maverik Lacrosse LLC, which as a result of the Lacrosse Entities Reorganization completed on December 31, 2012, merged with the Company's other lacrosse subsidiaries and holding entities.

"Maverik Lacrosse Acquisition" means the acquisition of Maverik in June 2010.

"MD&A" means this management's discussion and analysis of financial condition and results of operations of the Company for Fiscal 2014.

"Moody's" means Moody's Investor Services.

"NCAA" means the National Collegiate Athletic Association.

"New ABL Facility" means the revolving, non-amortizing asset-based credit facility entered into by the Canadian ABL Borrowers and the U.S. ABL Borrowers with a syndicate of financial institutions, dated April 15, 2014.

"New Term Loan Facility" means the amortizing term credit facility entered into by and among the Company with a syndicate of financial institutions, dated April 15, 2014.

"NHL" means the National Hockey League.

"NHL Lockout" means the shortened NHL 2012-2013 season due to a labour dispute.

"Nike" means NIKE, Inc., including its affiliates, as applicable.

"NLL" means the National Lacrosse League.

"NOCSAE" means National Operating Committee on Standards for Athletic Equipment.

"Offering" means the underwritten public offering of Common Shares in the United States and Canada completed on June 25, 2014.

"Proportionate Voting Shares" means the proportionate voting shares of the Company.

"Purchase Agreement" means the definitive asset purchase agreement entered into on February 13, 2014 with BRG Sports to acquire substantially all of the assets and assume certain liabilities relating to Easton Baseball/Softball.

"R&D" means research and development.

"Reebok" means Reebok International Ltd., a subsidiary of Adidas AG.

"Revolving Loan" means the $100.0 million revolving loan, denominated in both Canadian dollars and U.S. dollars, which together with the Term Loan comprised the former Credit Facility.

"S&P" means Standard & Poor's Ratings Services.

"SFIA" means the Sports and Fitness Industry Association.

"SG&A" means selling, general and administrative.

"Term Loan" means the $100.0 million term loan, denominated in both Canadian and U.S. dollars, which together with the Revolving Loan comprised the former Credit Facility.

"USA Hockey" means USA Hockey, Inc.

"USSSA" means United States Specialty Sports Association.

"U.S. ABL Borrowers" means, collectively, Bauer Hockey, Inc. and its U.S. subsidiaries.

"US Lacrosse" means US Lacrosse, Inc.

"WBSC" means the World Baseball Softball Confederation.

"WTO" means the World Trade Organization.

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  Exhibit 99.1